4/25

08000888

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Golconda Resources Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

Best Available Copy

PROCESSED
FEB 26 2008
THOMSON FINANCIAL

FILE NO. 82- 03167

FISCAL YEAR 12-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 2/25/08

#82-3167

GOLCONDA
RESOURCES LTD.

Annual Report 2006

Mineral Exploration and Development

REPORT TO THE SHAREHOLDERS

On behalf of the Board of Directors of Golconda Resources Ltd. I am pleased to present Golconda's 2006 annual report and to discuss our plans for 2007.

In the beginning of 2006 we attempted to test several geophysical anomalies that occur under Wapawekka Lake in Saskatchewan. Due to a late winter and an early spring we were only able to test one anomaly that was caused by a gabbroic intrusion and eventually showed no economic promise. The second hole had to be abandoned before it reached the target depth and the drill rig had to be taken off of the ice as it was starting to break up. In February we drilled a combination of a negative and positive anomaly. Four holes were drilled, of which two in the negative anomaly went through 200 ft of volcanic ash into underlying sandstone. The other two attempted to test the positive anomaly but the holes caved in at 313 ft and 200 ft respectively.

In May we completed a private placement that raised 1.1 million dollars. Because of the high gold, silver and base metal prices, we decided to concentrate our exploration efforts in Nevada. There, all of our properties have known mineralization and well-defined drill targets compared to all of the other properties where we were drilling geophysical anomalies in the expectation that these anomalies represent mineralized targets.

South Monitor - Nevada (80% interest) & Monitor Flat - Nevada (100% interest)

South Monitor and Monitor Flat both show gold mineralization that is associated with high temperature potassic clay alteration and therefore most likely does not show any surface expression. The Round Mountain Mine, which is located about 50km to the north of South Monitor, is a good example for this type. Here, approximately 15 million ounces of gold occur in an ore body that is situated in the valley under gravel cover.
We have drill programs in place for both properties that will follow up on earlier holes that showed potassic alteration and significant low grade gold mineralization.

Ralston Valley – Nevada (100% interest) & Baxter Springs – Nevada

Ralston Valley and the adjoining Baxter Springs claims, in which Golconda can earn a 75% interest, were drilled in December and in January-February of 2007. The results exceeded our highest expectations when we discovered that the Ordovician sediments are underlain by the younger Roberts Mountain Thrust and the limestone series of the Lower Plate that, in the Carlin area of Nevada, contains one of the largest gold districts in the world. Also of special interest is the fact that we encountered approximately 400 ft of limestone that was replaced by silica and contained gold values. This is typical in the Carlin area for drill holes that are at a greater distance from any higher-grade mineralization.

Ore-grade mineralization normally occurs where strong faults cross the mineralizing structures. There are several such localities on both of these claims. We will ensure that we obtain a drill rig as soon as possible to follow up on these areas.

Merger Nevada & 4 Aces - Nevada

The Merger project, in which Golconda can earn a 35% interest, is a silver prospect that could contain a large tonnage of 1oz silver/ton with higher grade veins to improve the average grade.

In the 4 Aces claim group Golconda can earn an 80% interest. The project is a skarn-type mineralization that consists mainly of lead, zinc, and silver. Minor sporadic values of copper, gold, molybdenum and tungsten can be found in samples from different localities. A limestone band 50 to 200 ft wide can be traced for over 10 000 ft and shows low values along its entire length. Old workings with higher grade values are spread over an area of 3000 ft. The deepest working went down to 150 ft and the entire property has never been drilled. We have obtained permits for 10 drill stations next to the workings. Drill holes are planned to a depth of 1000 ft and should give us enough information about the potential of the property.
Exploration activities in Nevada are at an extremely high level and it was virtually impossible in 2006 to obtain any drill rig. This situation has not improved much but we will try to have all of our Nevada properties drilled this year.

We wish to thank all of our shareholders for their continued support.

ON BEHALF OF THE BOARD,

Guenter J. Liedtke
President and Chief Executive Officer

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is April 25, 2007 unless otherwise indicated.

The following discussion and analysis of the financial conditions and results of operations should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2006, copies of which are filed on the SEDAR website www.sedar.com.

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable. Golconda is listed on the TSX Venture Exchange with the symbol "GA".

SIGNIFICANT ACCOUNTING PRINCIPLES

A comprehensive discussion of the Company's significant accounting policies is contained in Note 2 to the consolidated financial statements. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest titles to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

Change of Auditor

On August 15, 2006, Golconda filed on SEDAR the Notice of Change of Auditor pursuant to Part 4 of NI 51-102 *Continuous Disclosure Obligations*. CDS Chartered Accountants (formerly Dick Cook Schulli, Chartered Accountants), auditors of Golconda since 1999, having withdrawn from the Canadian Public Accountability Board and public company auditing, resigned as auditor of Golconda on its own initiative effective August 10, 2006. Effective August 11, 2006, the board of directors of Golconda appointed MacKay LLP, Chartered Accountants, to fill the vacancy in the office of auditor created by the resignation of DCS until the next annual meeting of shareholders of the Corporation at such compensation as is recommended by the audit committee.

SELECTED ANNUAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the last two completed financial years. The financial information is derived from and should be read in conjunction with the consolidated financial statements and notes thereto for the financial years ended December 31, 2006, and 2005 prepared in accordance with GAAP:

	2006	2005
Revenue	$0	$0
Net Loss	$947,969	$1,104,135
Basic Loss per share	$(0.02)	($0.02)
Total Assets	$4,353,599	$4,262,050
Total Liabilities	$45,258	$297,842

Loss per share, basic and diluted – The loss per share is $0.02 ($0.02 in 2005). Golconda uses the treasury stock method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

Assets – Total assets have increased by $91,549 in 2006.

Liabilities – Total liabilities have decreased by $252,584 in 2006. The trade payables decreased by $160,595 at December 31, 2006. The liabilities include trade payables at December 31, 2006 from drilling programs and shareholders' loans in the amount of $nil.

The net loss includes $602,819 in write-downs of mineral properties ($839,877 in 2005) and $203,936 in general and administrative costs ($254,944 in 2005). In 2006, the following properties were written-down: Wapawekka and Big Sandy, Northern Mining District, Saskatchewan.

Mineral Exploration Activities

The Company holds interests in various mineral properties located in Canada and the United States. During the year 2006 it carried out exploration programs on the following properties:

1. Northern Mining District, Saskatchewan

Wapawekka and Wert Lake

The Wapawekka Lake region is located 25 Km east-southeast of the town of La Ronge. The Company holds 100% interest in two projects: Wapawekka West, which consists of 3 grouped claim blocks and one claim (7207 hectares); and Wert Lake which consists of 2 grouped claim blocks and 2 claims (7322 hectares). In addition, in 2005, Golconda acquired by staking 100% interest in three mineral claims (6,708 hectares) and a 50% interest in one claim (4,968 hectares) located to the east of the Wapawekka block - the other 50% interest in the single claim is held by an at arm's length private company.

Effective January 15, 2006,Golconda and an at arm's length party have amended the 2-year option agreement dated October 15, 2004, whereby the private party can earn an additional 19% legal and beneficial interest in the property, for a total of 49% interest, by incurring an additional $750,000–for a total of $1,750,000–in exploration expenditures thereof on or prior to October 15, 2008.

During the winter of 2005-2006, two holes were drilled through the ice of Wapawekka Lake to test airborne electromagnetic anomalies. Hole WW-1 was drilled a depth of 369 m (1210 ft) and intersected a "layered gabbro complex". Overlying clayish lake sediments caused the anomaly. During the period ended March 31, 2006, Golconda incurred $15,090 in exploration costs on this property.

On April 4, 2006, Golconda announced that two holes had been drilled through the ice of Wapawekka Lake to test airborne electromagnetic anomalies. Hole WW-1 was drilled a depth of 369 m (1210 ft) and intersected a "layered gabbro complex". Overlying clayish lake sediments caused the anomaly. No samples were sent for assay.

During 2006, due to negative results so far, the carrying costs have been written-down by 50%. In 2005, Golconda incurred $262,768 in exploration expenditures on the property.

2. Nye and Esmeralda Counties, Nevada

Golconda holds various mineral projects in the Nye and Esmeralda Counties, Nevada. To maintain the claims in good standing, Golconda pays annual rental fees to the US Federal Government and to the Nye and Esmeralda Counties Governments. In 2006, Golconda paid a total of annual rental fees of $38,240.00 ($34,976 in 2005) in Canadian funds. In addition the Company paid an environmental fee of $5,610 (US$4,881) to the US Federal Government for the drilling permit. This fee will be reimbursed following the Government inspection of the drilled area after completion of the drilling programme

DRILLING PROGRAMME

Ralston Valley Gold Prospect – RV Claims and BX Claims

The Ralston Valley property is located 35 km northeast of Tonopah, Nevada. The claims are situated to the southeast of the outcropping Paleozoic rocks in the Baxter Spring area at the southern tip of the Toquima Range. Carlin-type gold mineralization occurs here in Paleozoic carbonaceous siltstones, shales and limestone. These claims cover the extension of two gold mineralized structures, and it is projected that the silty, laminated limestone, which is the lower, more prospective part of the Paleozoic sequence, is in contact with a cretaceous granite intrusion. Most of the gold in the Carlin district is bound to a similar laminated limestone.

In 2004, seven reverse-circulation holes (RV9 to RV-15) were drilled on the RV claims (60 claims which cover an area of 1200 acres and owned 100% by Golconda) to delineate areas where the two mineralizing structures intersect the favourable silty limestone sequences. The core samples were analyzed by ALS-Chemex, in Vancouver, B.C. In light of these encouraging results, effective December 1st, 2005, Golconda entered into a 5-year option agreement whereby Golconda can earn 60% interest in the adjoining 36 BX unpatented mineral claims (720 acres or 288 hectares) by spending US$400,000 in exploration, including the drilling of three holes to a minimum depth of 1500 ft, by the yearly payment of US$5,000 to the two at arm's length private parties to the agreement and by the payment of claim rental fees to the Bureau of Land Management and Nye County; Golconda can earn an additional 15% interest in the property by committing to fund the property through bankable feasibility within five years after electing to do so. These claims border Golconda RV claims and cover the continuation of the two mineralized structures being explored by the Corporation.

On December 19, 2005, Golconda announced that it was looking for tenders for an early summer 2006 diamond drilling programme of the gold mineralized structures, but the increase in the price of gold and the attendant high demand for drilling rigs by other companies caused a postponement of the programme.

On November 20, 2006, Golconda announced the start of the drilling programme in the Ralston Valley gold prospect. The first two holes were to be drilled on the BX claims, which cover outcropping gold mineralization in the Baxter Springs area. The targets were two jasperoid bodies occurring in the same mineralized structure. Golconda also announced that the programme would continue in January 2007 in the RV claims. The targets were the down dip extension of an anomalous gold zone intersected in Hole RV 13 in 2004 and the second gold mineralized structure.

Subsequent to December 31, 2006, on January 10, 2007, Golconda announced that drill hole BX-1 had reached the depth of 520 feet (159 m) before Christmas and that on January 15, 2007 the drilling would resume to reach a depth of 1500 ft (457 m). Samples from 170 ft to 520 ft were sent to ALS-Chemex Laboratory for analysis. Hole BX-1 target is a large jasperoid body that is over 1000 ft (300 m) long and 150 ft (50 m) wide that contains narrow zones of high-grade gold, with surface samples of up to 0.353 oz gol/ton (12 g gold/tonne), with a drill intercept of 10 feet of 7 oz gold/ton.

On April 4, 2006, Golconda announced the assay results of two drill holes. BX-1 encountered a major shear zone (Roberts Mountain Thrust) from 920 ft (280 m) to 1140 ft (348 m), with Lower Plate younger laminated silty limestone below, as it is encountered in the Carlin area of Nevada. This host rock is the most favourable in Nevada because in the Carlin area alone it contains over 200 million ounces of gold. The hole was abandoned at 1420 ft (432 m) because the drill pipe became stuck. Hole BX-2 was begun 3 meters from BX-1 to continue investigating the rock below 1420 ft (432 m). BX-2 reached the depth of 2390 ft (728 m), and down to 1420 ft (432 m) encountered an identical sequence as that of BX-1. The Lower Plate extends from 1140 ft to 2399 ft (end of hole). Seven Kg of drill core samples were sent to ALS-Chemex laboratory for assay, while 2 ft of representative core was kept for reference. Following the discovery of the Roberts Mountain Thrust and Lower Plate, the next sampling techniques will be more elaborate and thorough. Guenter J. Liedtke, P.Geol., supervised the drilling programme.

This gold prospect contains a large area of gold mineralization in what is now known as Upper Plate Ordovician sediments. Major fault structures are crossing gold mineralized Walker Lake structures. These areas have the potential to contain high-grade ore bodies and are prime targets for a follow-up drill programme.

As at December 31, 2006, Golconda incurred $79,898 ($15, 543 in 2005) exploration expenditures in this property. The costs included drilling, sampling and geological services. Golconda incurred $24,250 (US$21,100) in acquisition costs.

4-Aces, Sylvania Mining District, Esmeralda County

The 4-Aces Claims are located 25 Km West of Lida and encompass 24 unpatented claims (500 hectares).

Effective April 1, 2006, Golconda entered into an option agreement with a private party whereby Golconda can earn 60% interest in the 25 unpatented mineral claims by spending US$500,000 in exploration over five years; after Golconda has earned the 60% interest, it can earn an additional 20% interest in the claims by committing to fund the property through bankable feasibility, to be completed within five years. Golconda is required to pay US$3,500 at signature, US$3,500 after six months, and US3,500 after one year and, thereafter, semi-annual payments of US$5,000.

As at December 31, 2006, Golconda incurred $8,050 (US$7,000) in acquisition costs.

3. Shulin Lake – Alaska

The Shulin Lake property is located about 75 kilometers northwest of Anchorage, Alaska. It consists of 278 claims for a total of 21,040 acres (8,416 hectares). Golconda currently owns 51% interest in the property with partners Shulin Lake Mining Inc. and Shear Minerals Ltd. (TSX "SRM"). Golconda is the operator.

In June 2001, the Company acquired the issued and outstanding shares of 885301 Alberta Ltd. along with its assets through the issuance of 1,500,000 shares at a deemed price of $0.30 per share, for a total purchase cost of $450,000. The assets included the 40% interest in the Shulin Lake 152 original mineral claims. In 2002, the Company increased its interest in the mineral claims to 51% through incurring $150,000 US in exploration costs.

The 2005 joint venture drilling programme tested three anomalies shown in an airborne magnetic survey of the centre of a volcanic system identified by drilling in 2004. On July 13, 2005, the Company announced the assaying results of nine samples obtained from three holes. Lakefield Research recovered one, white diamond fragment from sample B3 – drill Hole 25. The dimensions of the diamond are 0.46 x 0.26 x 0.14 mm. The other 8 samples did not contain diamonds. The samples had a total weight of 2400 kg and consisted of volcanic tuft. The results thus far indicated that different phases of tuff exist, of which at least one phase is closely associated with diamonds.

On April 4, 2006 Golconda announced that the joint venture drilled four holes during the winter season in search for the diatreme that is the origin of indicator minerals. The first two holes went through 200 ft. of volcanic ash into underlying sandstone; Hole 3 caved-in at 313 ft depth in unconsolidated sand, gravel and boulders. A layer of welded tuff within this unusual sequence (a rock-type which has never been encountered before) indicates the close proximity to the source of the volcanic rock. Hole 4 caved-in at a depth of 200 ft. Subsequent logging of the core showed no potential diamondiferous zones and no samples were taken.

During the year ended December 31, 2006, the Company's share of the drilling programme was $404,281 ($196,805 in 2005) in exploration expenditures on this property.

RESULTS OF OPERATIONS

During the year ended December 31, 2006, the Company sustained a loss of $947,969 or $0.02 per weighted average number of common shares compared to a loss of $1,104,135 or $0.02 for the year ended December 31, 2005.

General and Administrative expenses were $203,936 compared to $254,944 in 2005. The Company did not incur investor relations expenses in 2006 and 2005. Geological consulting fees charged by G.J. Liedtke, President and Director of the Company, during the year 2006 were $77,000, which was capitalized to deferred mineral exploration costs in 2006 ($69,650 in 2006).

LIQUIDITY AND CAPITAL RESOURCES

During the year ended December 31, 2006 the Company received proceeds of $1,100,000 ($1,218,750 in 2005) from the non-brokered private placement of 5,500,000 units comprised of 5,500,000 common shares, issued at the price of $0.20 per share, and 2,750,000 warrants exercisable at $0.30 per share until the close of business on May 14, 2007, and spent $669,259 in deferred exploration expenditures ($718,050 in 2005). In connection with the private placement, Golconda paid a 7% finder's commission comprised of $14,000 in cash and of 70,000 Finder's Warrants. The proceeds were used to settle current debts, to fund Golconda's drilling activities in Nevada and for working capital.

Details of the Company's resource expenditures are set out in Note 4 to the unaudited interim consolidated financial statements.

The Company's cash balance as at December 31, 2006 was $3,358 compared to $4,098 at December 31, 2005. Current accounts payables and accrued liabilities are $45,258 compared to $205,853 at December 31, 2005.

At December 31, 2006, the Company's investment in resource property costs was $4,256,843 ($4,190,403 at December 31, 2005). Shareholder equity or net assets totaled $4,308,341 ($3,964,208 at December 31, 2005).

RELATED PARTY TRANSACTIONS

The Company paid to officers the following amounts: for deferred exploration expenditures $77,000 ($69,650 in 2005); for general and administrative services $32,000(2005, $31,000).

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal or par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Common Shares	Price
	Balance, December 31, 2005	47,099,734	
Private Placement/Cash	May 15, 2006	5,500,000	$0.20
	Balance, December 31, 2006	52,599,734	

a) Warrants

As at the date hereof, there are 2,750,000 share purchase warrants outstanding. Each warrant entitles the holder to purchase one common share at the price of $0.30 per share until the close of business on May 14, 2007. The warrants were attached to the non-brokered private placement of 5,500,000 common shares issued at $0.20 per share.

In addition, there are 70,000 Finder's warrants outstanding issued on May 15, 2006. Each Finder's Warrant entitles the holder to purchase up to 70,000 Units at the price of $0.20 per unit until the close of business on May 14, 2007. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant is exercisable at $0.30 per share for a 12-month period from the date of issuance.

b) Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants that conforms to the requirements of the TSX Venture Exchange and that requires the annual approval by the shareholders. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. As at the date hereof, there are 3,600,000 stock options outstanding.

Details of stock options outstanding as at December 31, 2006 are disclosed in Note 6 c) to the audited consolidated financial statements. During the year 2006, nil options were exercised or terminated.

On January 5, 2006, Golconda granted director, officer and employee options to acquire an aggregate of 1,400,000 shares at the price of $0.25 per share for a period of five years expiring at the close of business on January 4, 2011; 1,300,000 of these options were granted to directors. On April 5, 2006, Golconda granted employee options to acquire 25,000 shares at $0.25 per share for a five-year period expiring at the close of business on April 4, 2011.

RISK AND UNCERTAINTIES

The basic business plan of Golconda is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, Golconda has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to production costs. Such prices have fluctuated widely and are affected by numerous factors beyond the Company's control.

Historically Golconda has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licences and permits from various governmental authorities. There can be no assurance that Golconda will be able to obtain all necessary licences and permits that may be required to carry out exploration and development on its projects.

DISCLOSURE CONTROL AND PROCEDURES

Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Corporation is disclosed on a timely basis, particularly, information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the fiscal year ended December 31, 2006.

The Company evaluated the effectiveness and design of its disclosure controls and procedures for the period ended December 31, 2006, and based on this evaluation, Management and the Audit Committee members have determined that these controls to be effective.

The Company's financial reporting procedures and practices have enabled the certification of the Company's annual filings in compliance with Multilateral Instrument 52-109 "Certification of Disclosure in Issuers' Annual and Interim Filings".

Management and directors are aware that given the few number of consultants involved in the design of internal controls over financial reporting that in-house expertise to deal with complex taxation, accounting and reporting issues may not always be sufficient. The Company strives to obtain outside assistance and advise on new accounting pronouncements and complex reporting issues, which is common with Company's of a similar size.

There have been no changes to the Company's internal control over financial reporting during the most recent period that would have any materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Golconda Resources Ltd.

Consolidated Financial Statements

December 31, 2006

Golconda Resources Ltd.

Consolidated Financial Statements

December 31, 2006

CHARTERED ACCOUNTANTS

MacKay LLP

Iveagh House
1110, 707 – 7th Avenue SW
Calgary, AB T2P 3H6

Phone: (403) 294-9292
Fax: (403) 294-9262

www.MacKayllp.ca

mackay.ca

Auditors' Report

To the Shareholders of Golconda Resources Ltd.

We have audited the consolidated balance sheet of Golconda Resources Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year consolidated financial statements were audited by another firm of Chartered Accountants who issued their report without reservation on April 28, 2006.

(Signed) "MacKay LLP"

Calgary, Canada
April 27, 2007

Chartered Accountants

Golconda Resources Ltd.

Consolidated Statement of Operations and Deficit

For the year ended December 31,		2006	2005
Expenses (income)			
Write-down of mineral properties	$	**602,819** $	839,877
Debt forgiveness		**(71,893)**	-
Amortization		**660**	884
General and administrative		**203,936**	254,944
Stock-based compensation (note 6c)		**212,447**	8,430
Net loss		**(947,969)**	(1,104,135)
Deficit, beginning of year		**(10,092,229)**	(8,988,094)
Deficit, end of year	$	**(11,040,198)** $	(10,092,229)
Loss per share – basic and diluted	$	**(0.02)** $	(0.02)
Weighted average number of common shares		**50,580,556**	46,369,000

See accompanying notes

Golconda Resources Ltd.

Consolidated Balance Sheet

December 31,		2006	2005
Assets			
Current			
Cash and cash equivalents	$	**3,358** $	4,098
Accounts receivable		**827**	5,972
Prepaid expenses		**12,695**	585
		16,880	10,655
Equipment (note 3)		**2,085**	2,745
Mineral properties and deferred expenditures (note 4)		**4,256,843**	4,190,403
Mineral reclamation deposits		**77,791**	58,247
	$	**4,353,599** $	4,262,050
Liabilities			
Current			
Accounts payable and accrued liabilities	$	**45,258** $	205,853
Advances from shareholders (note 5)		**-**	91,989
		45,258	297,842
Shareholders' Equity			
Share capital (note 6b)		**14,517,607**	13,705,363
Warrants (note 6d)		**267,411**	-
Contributed surplus (note 7)		**563,521**	351,074
Deficit		**(11,040,198)**	(10,092,229)
		4,308,341	3,964,208
	$	**4,353,599** $	4,262,050

Nature of operations and going concern (note 1)
Commitment (note 12)

Approved by the Board:

(Signed) "Guenter J. Liedtke" , Director

(Signed) "Terry S.C. Chan" , Director

See accompanying notes

Golconda Resources Ltd.

Consolidated Statement of Cash Flows

For the year ended December 31,	2006	2005
Cash provided by (used for)		
Operating activities		
Net loss	$ (947,969)	$ (1,104,135)
Items not affecting cash		
Amortization	660	884
Debt forgiveness	(71,893)	-
Stock-based compensation	212,447	8,430
Write-down of mineral properties	602,819	839,877
	(203,936)	(254,944)
Changes in non-cash operating working capital items:		
Accounts receivable	5,145	(528)
Prepaid expenses	(12,110)	(585)
Accounts payable and accrued liabilities	(101,150)	(10,690)
	(312,051)	(266,747)
Financing activities		
Repayment of advances from shareholders	(91,989)	(101,120)
Issue of shares	1,100,000	1,218,750
Share issuance costs	(20,345)	-
	987,666	1,117,630
Investing activities		
Mineral properties and deferred expenditures	(669,259)	(718,050)
Mineral reclamation deposits	(19,544)	(46)
Equipment expenditures	-	(369)
Accounts payable and accrued liabilities	12,448	(131,222)
	(676,355)	(849,687)
Increase (decrease) in cash	(740)	1,196
Cash and cash equivalents, beginning of year	4,098	2,902
Cash and cash equivalents, end of year	$ 3,358	$ 4,098

See accompanying notes

1. Nature of operations and going concern

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties.

To date, the Company has not earned significant revenues and is considered to be in the development stage. The Company has relied on its ability to raise funds through equity financings to finance continued operations and meet its ongoing mineral property expenditure commitments. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

The consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. Significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those reported. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

2. Significant accounting policies (continued)

c) Cash and cash equivalents

The Company considers cash and cash equivalents to be cash in banks and short-term investments with original maturities or redeemable features of three months or less from the date of acquisition.

d) Mineral properties and deferred expenditures

Mineral properties, including options to mineral claims, are stated at cost on a property-by property basis. The recorded cost of mineral properties and exploration and development interests is based on cash paid and the fair value, if any, of shares issued for mineral properties and exploration and development costs incurred. The recorded costs are not an indication of fair value or recoverable amounts.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the mineral reserves on these specific properties are capitalized as deferred exploration costs.

The carrying values of a mineral interest, on a property-by-property basis are reviewed by management at least annually to determine if they have become impaired. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company's performance could have a material effect on any impairment provision, and on the Company's financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow. If impairment is deemed to exist, the mineral interest is written down to its net recoverable value. The ultimate recoverability of the amounts capitalized is dependent upon the identification of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment will be based on current conditions. However, it is possible that changes could occur in the near term which could adversely affect management's estimates and may result in future write downs of capitalized property carrying values.

General exploration costs are expensed as incurred.

2. Significant accounting policies (continued)

e) Equipment

Equipment is stated at cost less accumulated amortization. Equipment is amortized over its estimated useful life using the declining balance method at annual rates of 20% for office furniture and equipment and 30% for computer equipment.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through common shares

The Company credits the proceeds of flow-through common shares, which transfer the deductibility of exploration expenses to the investor, to share capital. A future tax liability is recorded and share capital is reduced by the cost of future income taxes when the expenditures are renounced to the holders of these shares.

2. Significant accounting policies (continued)

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a share option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Awards of share options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital.

l) Asset retirement obligation

The Company recognizes the estimated fair value of an asset retirement obligation (ARO) in the period in which it is incurred when a reasonable estimated of the fair value can be made. The fair value of the estimated ARO is recorded as a liability with a corresponding increase in the carrying amount of the related asset. ARO is initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proved resources. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs of ARO results in an increase or decrease to ARO.

As the Company's mining properties are in the exploration phase, no liability exists for reclamation costs. Accordingly, no ARO has been recorded in these consolidated financial statements.

3. Equipment

		2006		2005
	Cost	Accumulated amortization	Net book value	Net book value
Office furniture and equipment	$ 10,845	$ 9,536	$ 1,309	$ 1,636
Computer equipment	10,206	9,430	776	1,109
	$ 21,051	$ 18,966	$ 2,085	$ 2,745

Golconda Resources Ltd.

4. Mineral properties and deferred expenditures

2006

	Percentage ownership interest (%)	Acquisition costs	Exploration costs	Net carrying amount
Canada				
Ennis Lake	100	$ 5,058	$ -	$ 5,058
Wapawekka	100	-	578,977	578,977
		5,058	578,977	584,035
United States				
Baxter Springs	75	21,646	278	21,924
Four Aces	80	16,305	16,902	33,207
Merger	35	47,059	16,535	63,594
Monitor Flats	100	16,797	81,429	98,226
Ralston Valley	100	50,170	400,555	450,725
Shulin Lake, Alaska	51	160,242	1,629,843	1,790,085
Silver Bow		-	-	-
South Monitor, Nevada	80	117,217	1,097,830	1,215,047
		429,436	3,243,372	3,672,808
		$ 434,494	$ 3,822,349	$ 4,256,843

2005

	Percentage ownership interest (%)	Acquisition costs	Exploration costs	Net carrying amount
Canada				
Ennis Lake	100	$ 5,058	$ -	$ 5,058
Wapawekka	100	21,743	1,138,884	1,160,627
		26,801	1,138,884	1,165,685
United States				
Merger	35	17,629	16,700	34,329
Monitor Flats	100	14,061	78,278	92,339
Ralston Valley	100	41,061	279,596	320,657
Shulin Lake, Alaska	51	160,242	1,221,712	1,381,954
Silver Bow		-	2,100	2,100
South Monitor, Nevada	80	110,631	1,082,708	1,193,339
		343,624	2,681,094	3,024,718
		$ 370,425	$ 3,819,978	$ 4,190,403

4. Mineral properties and deferred expenditures (continued)

The Company capitalized and deferred general and administrative expenses of $77,000 (2005 - $69,650) during the year.

During 2006, the Company wrote down the carrying amounts of $602,819 (2005 - $839,877) related to certain of the mineral claims not renewed and exploration projects abandoned as the Company had no further exploration plans on these respective mineral properties.

Contractual options and commitments

a) Merger Property, Nevada

Pursuant to an agreement dated February 28, 2005, the Company and a joint venture partner acquired an option to earn a 70% interest in 67 claims covering 1,360 acres in Nye County, Nevada. The Company and the joint venture partner can earn 50% interest by incurring accumulated exploration expenditures of $1 million before February 28, 2014, and making a US $750,000 payment within ten days after completion of its expenditures. The Companies can earn the additional 20% interest by providing a feasibility study on or before February 28, 2014.

b) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. Of the common share warrants issued 6,000 were exercised prior to their expiry on November 14, 2004 (Note 6(b)). In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supercede the option agreement dated April 13, 1995.

To keep the claims in good standing the Company pays annual rental fees of $125 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2006, the Company was in compliance with the amended option agreement and all 47 claims were in good standing.

c) Baxter Springs

Effective December 1st, 2005, Golconda entered into a 5-year option agreement whereby Golconda can earn 60% interest in the adjoining 36 BX unpatented mineral claims (720 acres or 288 hectares) by spending US$400,000 in exploration, including the drilling of three holes to a minimum depth of 1500 ft, by the yearly payment of US$5,000 to the two at arm's length private parties to the agreement and by the payment of claim rental fees to the Bureau of Land Management and Nye County; Golconda can earn an additional 15% interest in the property by committing to fund the property through bankable feasibility within five years after electing to do so.

4. Mineral properties and deferred expenditures (continued)

Contractual options and commitments (continued)

d) Four Aces

Effective April 1, 2006, Golconda entered into an option agreement with a private party whereby Golconda can earn 60% interest in the 25 unpatented mineral claims by spending US$500,000 in exploration over five years; after Golconda has earned the 60% interest, it can earn an additional 20% interest in the claims by committing to fund the property through bankable feasibility, to be completed within five years. Golconda is required to pay US$3,500 at signature, US$3,500 after six months, and US3,500 after one year and, thereafter, semi-annual payments of US$5,000.

5. Advances from shareholders

Advances from shareholders were repaid during 2006 from proceeds received from a private placement completed. Advances from shareholders are unsecured, non-interest bearing and are due on demand.

6. Share capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of common shares	Stated value
Balance, December 31, 2004	43,199,734	$ 12,366,613
Issued during the year		
Exercise of stock options	150,000	52,500
Exercise of warrants	3,750,000	1,166,250
Fair value transfer on exercise of warrants	-	120,000
Balance, December 31, 2005	47,099,734	13,705,363
Issued during the year		
Private placement	5,500,000	812,244
Balance, December 31, 2006	52,599,734	$ 14,517,607

In April 2006, the Company issued 5,500,000 units at a price of $0.20 per unit. The total proceeds were $1,100,000. Each unit consists of common share and one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at $0.30 per share. The warrants expire on May 14, 2007 and have been valued at 253,990 on the Company's books using the Black-Scholes method. Share issue costs of $20,345 were paid in cash.

6. Share capital (continued)

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of December 31, 2006 and 2005 and changes during the years then ended is presented below:

		2006		2005
	Stock options	**Weighted average exercise price ($)**	Stock options	Weighted average exercise price ($)
Outstanding, beginning of year	2,175,000	0.26	3,505,000	0.28
Granted	1,425,000	0.25	25,000	0.35
Exercised	-	-	(150,000)	0.35
Expired	-	-	*(1,205,000)*	0.25
Outstanding, end of year	3,600,000	0.25	2,175,000	0.26
Exercisable, end of year	3,600,000		2,175,000	

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise price ($)	Number of shares	Expiry date
0.25	25,000	April 30, 2007
0.25	1,125,000	July 28, 2008
0.25	200,000	February 3, 2009
0.31	175,000	April 12, 2009
0.25	650,000	August 31, 2009
0.35	25,000	January 13, 2010
0.25	1,400,000	January 4, 2011
	3,600,000	

6. Share capital (continued)

c) Stock option plan (continued)

The Company has recorded stock-based compensation expense of $212,447 (2005 - $8,430) in the consolidated statement of loss and deficit related to the 1,425,000 (2005 - 25,000) options granted in the year. The compensation expense has been determined based on the fair value of the options at the grant date. The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free rate	**4.17%**	3.6%
Expected volatility	**190.46%**	183.69%
Annual dividend yield	**0.00%**	0.0%
Expected life of options	**5 years**	5 years

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2006 and 2005 and changes during the years then ended is presented below:

	2006			2005
	Warrants	**Weighted average exercise price ($)**	Warrants	Weighted average exercise price ($)
Outstanding, beginning of year	-	-	4,500,000	0.32
Issued	2,750,000	0.30	-	-
Exercised	-	-	(3,750,000)	0.31
Expired	-	-	(750,000)	0.35
Outstanding, end of year	2,750,000	0.30	-	-

7. Contributed surplus

	2006	2005
Balance, beginning of year	**$ 351,074**	$ 342,644
Stock-based compensation	**212,447**	8,430
Balance, end of year	**$ 563,521**	$ 351,074

See accompanying notes

8. Income taxes

a) Expected income tax expense

The income tax provision differs from the amounts computed by applying the combined expected Canadian Federal and Provincial statutory rate of 36.1% (2005 – 37.6%) for the following reasons:

	2006	2005
Expected income tax recovery	$ **(342,000)**	$ (415,000)
Stock-based compensation	**77,000**	3,000
Non-deductible expenses	**1,000**	1,000
Unrecognized benefit from loss carry forwards	**264,00**	411,000
Provision for income taxes	$ **-**	$ -

b) Future income tax assets

Temporary differences and carry forwards that give rise to future income tax assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets (liabilities):		
Mineral properties	$ **241,000**	$ 39,000
Operating loss carry forwards	**1,919,000**	2,255,000
Total gross future tax assets	**2,160,000**	2,294,000
Valuation allowance	**(2,160,000)**	(2,294,000)
Net future income tax assets	$ **-**	$ -

The valuation allowance offsets the net future income tax assets for which there is no assurance of recovery. The valuation allowance is evaluated considering positive and negative evidence about whether the future income tax assets will be realized. At the time of evaluation, the allowance is either increased or reduced, reduction could result in the complete elimination of the allowance, if positive evidence indicated that the value of the future income tax assets is no longer impaired and the allowance is no longer required.

8. Income taxes (continued)

c) Tax pools

As at December 31, 2006, the Company had available for deduction against future taxable income, the following approximate amounts:

	Amount	Annual rate of claim
Operating loss carry forwards		
Canada	**$ 1,446,000**	-
United States	**4,037,000**	-
Canadian development expenditures	**117,000**	30%
Canadian exploration expenditures	**2,795,000**	100%
Foreign exploration and development expenditures	**2,032,000**	10%
Capital cost allowances	**21,000**	20-30%
	$ 10,448,000	

The availability of deduction of the operating loss carry forwards against future taxable income expires between the years 2006 and 2015.

d) Operating loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,446,000 and net operating losses for United States income tax purposes of approximately $4,037,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned, these losses will expire as follows:

	Cdn.	U.S.	Total
2007	$ 164,000	$ 901,000	$1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
2014	234,000	-	234,000
2015	250,000	-	250,000
2016	136,000	-	136,000
Future	-	1,922,000	1,922,00
	1,446,000	4,037,000	5,483,000

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

9. Related party transactions

During the year, the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2006	2005
For deferred exploration expenditures	$ 77,000	$ 69,650
For general and administrative costs	32,000	31,000
	$ 109,000	$ 100,650

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the related parties.

b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2006	2005
Due to a director	$ -	$ 2,100

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

10. Segmented information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2006	2005
Operating loss		
Canada	$ 1,008,909	$ 1,100,956
United States	(60,940)	3,179
	$ 947,969	$ 1,104,135
Identifiable assets		
Canada	$ 617,669	$ 1,189,947
United States	3,735,930	3,072,103
	$ 4,353,599	$ 4,262,050
Mineral property expenditures		
Canada	$ 19,070	$ 648,831
United States	650,189	69,219
	$ 669,259	$ 718,050

11. Commitment

The Company's annual rental for office premises for the next year is approximately $36,000 including operating costs.

Directors and Officers

Terry S. Chan, Calgary, Alberta
Director

Howard G. Coopersmith, Fort Collins, Colorado
Director

Robert E. Crancer, St. Louis, Missouri
Director

Reynoudt W. Jalink, Calgary, Alberta
Director

Guenter J. Liedtke, Calgary, Alberta
President, CEO & Director

Lyle D. Pederson, Toledo, Ontario
Director

Fosca V. Benvenuti, Calgary, Alberta
Secretary

Transfer Agent

CIBC Mellon Trust Company
600, The Dome Tower
333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Stock Exchange

Trading Symbol: GA
Listed: TSX – Venture Exchange
Shares outstanding at December 31, 2006: 52,599,734

For additional information, contact:
Guenter J. Liedtke, President
780, Eau Claire Place II
521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3 Canada

Phone: (403) 232-6828
Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Website: http://www.golcondaresources.com

GOLCONDA RESOURCES LTD.
780, Eau Claire Place II
521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3 Canada

Phone: (403) 232-6828
Fax: (403) 232-8650
E-mail: golcondaresources@telus.net
Website: http://www.golcondaresources.com

#82-3167

Golconda Resources Ltd.

Consolidated Financial Statements

December 31, 2006

12-31-06
AR/S

Golconda Resources Ltd.

Consolidated Financial Statements

December 31, 2006

CHARTERED ACCOUNTANTS

MacKay LLP

Iveagh House
1110, 707 – 7th Avenue SW
Calgary, AB T2P 3H6

Phone: (403) 294-9292
Fax: (403) 294-9262

www.MacKayllp.ca

mackay

Auditors' Report

To the Shareholders of Golconda Resources Ltd.

We have audited the consolidated balance sheet of Golconda Resources Ltd. as at December 31, 2006 and the consolidated statements of operations and deficit and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The prior year consolidated financial statements were audited by another firm of Chartered Accountants who issued their report without reservation on April 28, 2006.

(Signed) "MacKay LLP"

Chartered Accountants

Calgary, Canada
April 27, 2007

Golconda Resources Ltd.

Consolidated Statement of Operations and Deficit

For the year ended December 31,		2006	2005
Expenses (income)			
Write-down of mineral properties	$	**602,819**	$ 839,877
Debt forgiveness		**(71,893)**	-
Amortization		**660**	884
General and administrative		**203,936**	254,944
Stock-based compensation (note 6c)		**212,447**	8,430
Net loss		**(947,969)**	(1,104,135)
Deficit, beginning of year		**(10,092,229)**	(8,988,094)
Deficit, end of year	$	**(11,040,198)**	$ (10,092,229)
Loss per share – basic and diluted	$	**(0.02)**	$ (0.02)
Weighted average number of common shares		**50,580,556**	46,369,000

See accompanying notes

Golconda Resources Ltd.

Consolidated Balance Sheet

December 31,		**2006**		2005
Assets				
Current				
Cash and cash equivalents	$	**3,358**	$	4,098
Accounts receivable		**827**		5,972
Prepaid expenses		**12,695**		585
		16,880		10,655
Equipment (note 3)		**2,085**		2,745
Mineral properties and deferred expenditures (note 4)		**4,256,843**		4,190,403
Mineral reclamation deposits		**77,791**		58,247
	$	**4,353,599**	$	4,262,050
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**45,258**	$	205,853
Advances from shareholders (note 5)		**-**		91,989
		45,258		297,842
Shareholders' Equity				
Share capital (note 6b)		**14,517,607**		13,705,363
Warrants (note 6d)		**267,411**		-
Contributed surplus (note 7)		**563,521**		351,074
Deficit		**(11,040,198)**		(10,092,229)
		4,308,341		3,964,208
	$	**4,353,599**	$	4,262,050

Nature of operations and going concern (note 1)
Commitment (note 12)

Approved by the Board:

_______________, Director
Guenter J. Liedtke

_______________, Director
Terry S. Chan

See accompanying notes

Golconda Resources Ltd.

Consolidated Statement of Cash Flows

For the year ended December 31,	2006	2005
Cash provided by (used for)		
Operating activities		
Net loss	$ **(947,969)**	$ (1,104,135)
Items not affecting cash		
Amortization	**660**	884
Debt forgiveness	**(71,893)**	-
Stock-based compensation	**212,447**	8,430
Write-down of mineral properties	**602,819**	839,877
	(203,936)	(254,944)
Changes in non-cash operating working capital items:		
Accounts receivable	**5,145**	(528)
Prepaid expenses	**(12,110)**	(585)
Accounts payable and accrued liabilities	**(101,150)**	(10,690)
	(312,051)	(266,747)
Financing activities		
Repayment of advances from shareholders	**(91,989)**	(101,120)
Issue of shares	**1,100,000**	1,218,750
Share issuance costs	**(20,345)**	-
	987,666	1,117,630
Investing activities		
Mineral properties and deferred expenditures	**(669,259)**	(718,050)
Mineral reclamation deposits	**(19,544)**	(46)
Equipment expenditures	**-**	(369)
Accounts payable and accrued liabilities	**12,448**	(131,222)
	(676,355)	(849,687)
Increase (decrease) in cash	**(740)**	1,196
Cash and cash equivalents, beginning of year	**4,098**	2,902
Cash and cash equivalents, end of year	$ **3,358**	$ 4,098

See accompanying notes

1. Nature of operations and going concern

Golconda Resources Ltd. (the "Company" or "Golconda") is in the business of acquiring, exploring and developing its mineral properties located in Canada and the United States. The Company has not yet determined whether these properties contain precious mineral reserves that are economically recoverable and the Company is not presently carrying on active exploration efforts on certain of its mineral properties.

To date, the Company has not earned significant revenues and is considered to be in the development stage. The Company has relied on its ability to raise funds through equity financings to finance continued operations and meet its ongoing mineral property expenditure commitments. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development, and ultimately upon future profitable production or proceeds from disposition of the mineral properties and continue to meet obligations with respect to ongoing administrative expenditures. The amounts shown in note 4 represent costs to date for property acquisition (including mineral claims and permits) and exploration expenditures, and do not necessarily reflect present or future values.

The consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2. Significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The consolidated financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the accounting policies summarized below.

a) Measurement uncertainty

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those reported. Significant areas requiring the use of management estimates include estimates related to the determination of impairment of mineral exploration costs, reclamation obligations and determination of qualifying renouncements and the assumptions used in calculating stock option compensation expense. These estimates are reviewed periodically and, as adjustments become necessary, they are reported in earnings in the periods in which they become known.

b) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

2. **Significant accounting policies (continued)**

c) Cash and cash equivalents

The Company considers cash and cash equivalents to be cash in banks and short-term investments with original maturities or redeemable features of three months or less from the date of acquisition.

d) Mineral properties and deferred expenditures

Mineral properties, including options to mineral claims, are stated at cost on a property-by property basis. The recorded cost of mineral properties and exploration and development interests is based on cash paid and the fair value, if any, of shares issued for mineral properties and exploration and development costs incurred. The recorded costs are not an indication of fair value or recoverable amounts.

All direct and indirect costs relating to the acquisition of mineral properties are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or when management has determined that there is impairment in the carrying values of those mineral properties.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the mineral reserves on these specific properties are capitalized as deferred exploration costs.

The carrying values of a mineral interest, on a property-by-property basis are reviewed by management at least annually to determine if they have become impaired. Impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price.

Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company's performance could have a material effect on any impairment provision, and on the Company's financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow. If impairment is deemed to exist, the mineral interest is written down to its net recoverable value. The ultimate recoverability of the amounts capitalized is dependent upon the identification of economically recoverable ore reserves, the Company's ability to obtain the necessary financing to complete their development and to realize profitable production or proceeds from the disposition thereof. Management's estimates of recoverability of the Company's investment will be based on current conditions. However, it is possible that changes could occur in the near term which could adversely affect management's estimates and may result in future write downs of capitalized property carrying values.

General exploration costs are expensed as incurred.

2. **Significant accounting policies (continued)**

e) Equipment

Equipment is stated at cost less accumulated amortization. Equipment is amortized over its estimated useful life using the declining balance method at annual rates of 20% for office furniture and equipment and 30% for computer equipment.

f) Joint operations

Certain of the Company's exploration and development activities are conducted jointly with others. These financial statements reflect only the Company's proportionate interest in such activities.

g) Foreign currency translation

The Company follows the temporal method for the translation of the accounts of its foreign subsidiary. Under this method, monetary assets and liabilities are translated at the exchange rate prevailing at the balance sheet date. Non-monetary assets and liabilities are translated at the exchange rate prevailing at the transaction date. Revenues and expenses are translated at the average exchange rates during the year. Translation exchange gains and losses are included in general and administration in the statement of operations.

h) Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, deemed proceeds from the exercise of options and warrants whose exercise prices are below the average market price of the shares are considered to be used to reacquire common shares at the average market price during the year.

i) Income taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur. The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

j) Flow-through common shares

The Company credits the proceeds of flow-through common shares, which transfer the deductibility of exploration expenses to the investor, to share capital. A future tax liability is recorded and share capital is reduced by the cost of future income taxes when the expenditures are renounced to the holders of these shares.

2. Significant accounting policies (continued)

k) Stock-based compensation

The Company grants share options to executive officers, directors and certain consultants pursuant to a share option plan. In addition, from time to time in connection with short form offerings and private placements, the Company issues warrants to agents as commission for services. Awards of share options are accounted for in accordance with the fair value method of accounting for stock-based compensation and result in compensation expense and a credit to contributed surplus when share options are granted. Awards of warrants to agents are also accounted for using the fair value method and result in share issue costs and a credit to contributed surplus when the warrants are issued. Any consideration paid on exercise of share options is credited to share capital.

l) Asset retirement obligation

The Company recognizes the estimated fair value of an asset retirement obligation (ARO) in the period in which it is incurred when a reasonable estimated of the fair value can be made. The fair value of the estimated ARO is recorded as a liability with a corresponding increase in the carrying amount of the related asset. ARO is initially measured at fair value and subsequently adjusted for the accretion of discount and any changes to the underlying cash flows. The capitalized amount is depleted on a unit-of-production basis over the life of the proved resources. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted costs of ARO results in an increase or decrease to ARO.

As the Company's mining properties are in the exploration phase, no liability exists for reclamation costs. Accordingly, no ARO has been recorded in these consolidated financial statements.

3. Equipment

			2006		2005
		Cost	Accumulated amortization	Net book value	Net book value
Office furniture and equipment		$ 10,845	$ 9,536	$ 1,309	$ 1,636
Computer equipment		10,206	9,430	776	1,109
		$ 21,051	$ 18,966	$ 2,085	$ 2,745

4. Mineral properties and deferred expenditures

2006

	Percentage ownership interest (%)	Acquisition costs	Exploration costs	Net carrying amount
Canada				
Ennis Lake	100	$ 5,058	$ -	$ 5,058
Wapawekka	100	-	578,977	578,977
		5,058	578,977	584,035
United States				
Baxter Springs	75	21,646	278	21,924
Four Aces	80	16,305	16,902	33,207
Merger	35	47,059	16,535	63,594
Monitor Flats	100	16,797	81,429	98,226
Ralston Valley	100	50,170	400,555	450,725
Shulin Lake, Alaska	51	160,242	1,629,843	1,790,085
Silver Bow		-	-	-
South Monitor, Nevada	80	117,217	1,097,830	1,215,047
		429,436	3,243,372	3,672,808
		$ 434,494	$ 3,822,349	$ 4,256,843

2005

	Percentage ownership interest (%)	Acquisition costs	Exploration costs	Net carrying amount
Canada				
Ennis Lake	100	$ 5,058	$ -	$ 5,058
Wapawekka	100	21,743	1,138,884	1,160,627
		26,801	1,138,884	1,165,685
United States				
Merger	35	17,629	16,700	34,329
Monitor Flats	100	14,061	78,278	92,339
Ralston Valley	100	41,061	279,596	320,657
Shulin Lake, Alaska	51	160,242	1,221,712	1,381,954
Silver Bow		-	2,100	2,100
South Monitor, Nevada	80	110,631	1,082,708	1,193,339
		343,624	2,681,094	3,024,718
		$ 370,425	$ 3,819,978	$ 4,190,403

4. Mineral properties and deferred expenditures (continued)

The Company capitalized and deferred general and administrative expenses of $77,000 (2005 - $69,650) during the year.

During 2006, the Company wrote down the carrying amounts of $602,819 (2005 - $839,877) related to certain of the mineral claims not renewed and exploration projects abandoned as the Company had no further exploration plans on these respective mineral properties.

Contractual options and commitments

a) Merger Property, Nevada

Pursuant to an agreement dated February 28, 2005, the Company and a joint venture partner acquired an option to earn a 70% interest in 67 claims covering 1,360 acres in Nye County, Nevada. The Company and the joint venture partner can earn 50% interest by incurring accumulated exploration expenditures of $1 million before February 28, 2014, and making a US $750,000 payment within ten days after completion of its expenditures. The Companies can earn the additional 20% interest by providing a feasibility study on or before February 28, 2014.

b) South Monitor, Nevada

Pursuant to an agreement dated April 13, 1995, the Company acquired an option to earn a 60% interest in 108 claims covering 2,160 acres in Nye County, Nevada by incurring accumulated exploration expenditures of $750,000 U.S. to April, 2001. In 2002, Golconda negotiated a new agreement on November 18, 2002 where the Company acquired a 50% interest in the 108 claims from Touchstone Resources, Inc. ("Touchstone") by issuing 300,000 common shares at a deemed price of $0.20 per share and 300,000 common share purchase warrants exercisable by Touchstone at $0.20 per share up to November 18, 2004. Of the common share warrants issued 6,000 were exercised prior to their expiry on November 14, 2004 (Note 6(b)). In addition the Company acquired an additional 30% interest in the 108 claims on December 5, 2002 from Nassau Ltd. ("Nassau") by issuing 120,000 common shares at a deemed price of $0.20 per share and 120,000 common share purchase warrants exercisable by Nassau at $0.20 per share up to December 5, 2004. Both of these agreements supercede the option agreement dated April 13, 1995.

To keep the claims in good standing the Company pays annual rental fees of $125 U.S. per claim to the U.S. Federal Government and $35 U.S. per claim to the Nye County Government. At December 31, 2006, the Company was in compliance with the amended option agreement and all 47 claims were in good standing.

c) Baxter Springs

Effective December 1st, 2005, Golconda entered into a 5-year option agreement whereby Golconda can earn 60% interest in the adjoining 36 BX unpatented mineral claims (720 acres or 288 hectares) by spending US$400,000 in exploration, including the drilling of three holes to a minimum depth of 1500 ft, by the yearly payment of US$5,000 to the two at arm's length private parties to the agreement and by the payment of claim rental fees to the Bureau of Land Management and Nye County; Golconda can earn an additional 15% interest in the property by committing to fund the property through bankable feasibility within five years after electing to do so.

4. Mineral properties and deferred expenditures (continued)

Contractual options and commitments (continued)

d) Four Aces

Effective April 1, 2006, Golconda entered into an option agreement with a private party whereby Golconda can earn 60% interest in the 25 unpatented mineral claims by spending US$500,000 in exploration over five years; after Golconda has earned the 60% interest, it can earn an additional 20% interest in the claims by committing to fund the property through bankable feasibility, to be completed within five years. Golconda is required to pay US$3,500 at signature, US$3,500 after six months, and US3,500 after one year and, thereafter, semi-annual payments of US$5,000.

5. Advances from shareholders

Advances from shareholders were repaid during 2006 from proceeds received from a private placement completed. Advances from shareholders are unsecured, non-interest bearing and are due on demand.

6. Share capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of common shares	Stated value
Balance, December 31, 2004	43,199,734	$ 12,366,613
Issued during the year		
Exercise of stock options	150,000	52,500
Exercise of warrants	3,750,000	1,166,250
Fair value transfer on exercise of warrants	-	120,000
Balance, December 31, 2005	47,099,734	13,705,363
Issued during the year		
Private placement	5,500,000	812,244
Balance, December 31, 2006	52,599,734	$ 14,517,607

In April 2006, the Company issued 5,500,000 units at a price of $0.20 per unit. The total proceeds were $1,100,000. Each unit consists of common share and one-half common share purchase warrant. Each whole common share purchase warrant is exercisable at $0.30 per share. The warrants expire on May 14, 2007 and have been valued at 253,990 on the Company's books using the Black-Scholes method. Share issue costs of $20,345 were paid in cash.

6. Share capital (continued)

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of December 31, 2006 and 2005 and changes during the years then ended is presented below:

	2006		2005	
	Stock options	**Weighted average exercise price ($)**	Stock options	Weighted average exercise price ($)
Outstanding, beginning of year	2,175,000	0.26	3,505,000	0.28
Granted	1,425,000	0.25	25,000	0.35
Exercised	-	-	(150,000)	0.35
Expired	-	-	(1,205,000)	0.25
Outstanding, end of year	3,600,000	0.25	2,175,000	0.26
Exercisable, end of year	3,600,000		2,175,000	

The following table summarizes information about stock options outstanding at December 31, 2006:

Exercise price ($)	Number of shares	Expiry date
0.25	25,000	April 30, 2007
0.25	1,125,000	July 28, 2008
0.25	200,000	February 3, 2009
0.31	175,000	April 12, 2009
0.25	650,000	August 31, 2009
0.35	25,000	January 13, 2010
0.25	1,400,000	January 4, 2011
	3,600,000	

6. Share capital (continued)

c) Stock option plan (continued)

The Company has recorded stock-based compensation expense of $212,447 (2005 - $8,430) in the consolidated statement of loss and deficit related to the 1,425,000 (2005 - 25,000) options granted in the year. The compensation expense has been determined based on the fair value of the options at the grant date. The fair value of each option granted is estimated on the date of granting the options using the Black-Scholes option pricing model with the following weighted average assumptions:

	2006	2005
Risk free rate	**4.17%**	3.6%
Expected volatility	**190.46%**	183.69%
Annual dividend yield	**0.00%**	0.0%
Expected life of options	**5 years**	5 years

d) Warrants

A summary of the status of the common share purchase warrants as of December 31, 2006 and 2005 and changes during the years then ended is presented below:

		2006		2005
	Warrants	**Weighted average exercise price ($)**	Warrants	Weighted average exercise price ($)
Outstanding, beginning of year	-	-	4,500,000	0.32
Issued	2,750,000	0.30	-	-
Exercised	-	-	(3,750,000)	0.31
Expired	-	-	(750,000)	0.35
Outstanding, end of year	2,750,000	0.30	-	-

7. Contributed surplus

	2006	2005
Balance, beginning of year	**$ 351,074**	$ 342,644
Stock-based compensation	**212,447**	8,430
Balance, end of year	**$ 563,521**	$ 351,074

8. Income taxes

a) Expected income tax expense

The income tax provision differs from the amounts computed by applying the combined expected Canadian Federal and Provincial statutory rate of 36.1% (2005 – 37.6%) for the following reasons:

	2006	2005
Expected income tax recovery	$ (342,000)	$ (415,000)
Stock-based compensation	77,000	3,000
Non-deductible expenses	1,000	1,000
Unrecognized benefit from loss carry forwards	264,00	411,000
Provision for income taxes	$ -	$ -

b) Future income tax assets

Temporary differences and carry forwards that give rise to future income tax assets as of December 31, 2006 and 2005 are as follows:

	2006	2005
Future income tax assets (liabilities):		
Mineral properties	$ 241,000	$ 39,000
Operating loss carry forwards	1,919,000	2,255,000
Total gross future tax assets	2,160,000	2,294,000
Valuation allowance	(2,160,000)	(2,294,000)
Net future income tax assets	$ -	$ -

The valuation allowance offsets the net future income tax assets for which there is no assurance of recovery. The valuation allowance is evaluated considering positive and negative evidence about whether the future income tax assets will be realized. At the time of evaluation, the allowance is either increased or reduced, reduction could result in the complete elimination of the allowance, if positive evidence indicated that the value of the future income tax assets is no longer impaired and the allowance is no longer required.

8. Income taxes (continued)

c) Tax pools

As at December 31, 2006, the Company had available for deduction against future taxable income, the following approximate amounts:

	Amount	Annual rate of claim
Operating loss carry forwards		
Canada	**$ 1,446,000**	-
United States	**4,037,000**	-
Canadian development expenditures	**117,000**	30%
Canadian exploration expenditures	**2,795,000**	100%
Foreign exploration and development expenditures	**2,032,000**	10%
Capital cost allowances	**21,000**	20-30%
	$ 10,448,000	

The availability of deduction of the operating loss carry forwards against future taxable income expires between the years 2006 and 2015.

d) Operating loss carry forwards

The Company has incurred non-capital losses for Canadian income tax purposes of approximately $1,446,000 and net operating losses for United States income tax purposes of approximately $4,037,000, the related benefits of which have not been recorded in the accounts. Unless sufficient taxable income is earned, these losses will expire as follows:

	Cdn.	U.S.	Total
2007	$ 164,000	$ 901,000	$1,065,000
2008	186,000	270,000	456,000
2009	234,000	239,000	473,000
2010	242,000	705,000	947,000
2014	234,000	-	234,000
2015	250,000	-	250,000
2016	136,000	-	136,000
Future	-	1,922,000	1,922,00
	1,446,000	4,037,000	5,483,000

In addition, the Company has net capital losses of approximately $27,000 which may be carried forward indefinitely for application against future taxable capital gains.

9. Related party transactions

During the year, the Company entered into the following transactions with related parties not otherwise disclosed in the financial statements:

a) The Company paid to certain directors and officers, either directly, or indirectly, the following amounts:

	2006	2005
For deferred exploration expenditures	$ 77,000	$ 69,650
For general and administrative costs	32,000	31,000
	$ 109,000	$ 100,650

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the related parties.

b) At the end of the year, the amounts due to related parties included in accounts payable were as follows:

	2006	2005
Due to a director	$ -	$ 2,100

The balances due to related parties are non-interest bearing and unsecured. The amounts will be paid in the normal course of operations.

10. Segmented information

The Company's operations involve the acquisition, exploration, development and operation of mineral properties in the United States and Canada. Operations and identifiable assets by geographic region are as follows:

	2006	2005
Operating loss		
Canada	$ 1,008,909	$ 1,100,956
United States	(60,940)	3,179
	$ 947,969	$ 1,104,135
Identifiable assets		
Canada	$ 617,669	$ 1,189,947
United States	3,735,930	3,072,103
	$ 4,353,599	$ 4,262,050
Mineral property expenditures		
Canada	$ 19,070	$ 648,831
United States	650,189	69,219
	$ 669,259	$ 718,050

11. Commitment

The Company's annual rental for office premises for the next year is approximately $36,000 including operating costs.

#82-3167

GOLCONDA RESOURCES LTD.

Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta
T2P 3T3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Golconda Resources Ltd. (the "Corporation") will be held at 3:00 p.m. (Calgary time) on Friday, **June 8, 2007 in Conservatory Room, Delta Bow Valley Hotel, 209 Fourth Avenue S.E., Calgary, Alberta,** for the following purposes:

1. to receive the financial statements for the year ended December 31, 2006 and the auditors' report thereon;

2. to elect directors for the ensuing year;

3. to appoint MacKay LLP, Chartered Accountants, as auditors for the ensuing year and authorize the Board of Directors to fix their remuneration;

4. to consider and, if thought appropriate, confirm, ratify and approve by ordinary resolution the incentive stock option plan; and

5. to transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

Any shareholder of record at the close of business on April 25, 2007 will be entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and return it to the Corporation's Transfer Agent: PROXY DEPT. CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A, Fax number: 416.368.2502, at least least 48 hours, excluding Saturdays, Sundays and holidays, before the Meeting or any adjournment thereof. If a shareholder receives more than one proxy form because such shareholder owns shares registered in different names or addresses, each proxy form should be completed and returned.

The specific details of the matters to be brought before the Meeting are set forth in the Information Circular acccompanying this Notice. Copies of the Annual Report of the Directors, Audited Consolidated Financial Statements and Management Discussion and Analysis for the fiscal year ended December 31, 2006 are also enclosed.

DATED at Calgary, Alberta, April 25, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) *"Guenter J. Liedtke"*
Guenter J. Liedtke,
President and Chief Executive Officer

GOLCONDA RESOURCES LTD.

INSTRUMENT OF PROXY
Annual General Meeting of Shareholders

<u>Proxy Solicited By Management</u>

THE UNDERSIGNED Registered Shareholder of Golconda Resources Ltd. (the "Corporation"), hereby appoints Guenter J. Liedtke, the President and Chief Executive Officer and a director of the Corporation, or failing him, Terry S. Chan, a director of the Corporation, or instead of either of them, ______________________________, as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the Annual Meeting of the Shareholders of the Corporation (the "Meeting") to be held **at 3:00 p.m. (Calgary time) on Friday, June 8, 2007 in the Conservatory Room, Delta Bow Valley Hotel, 209 Fourth Avenue S. E., Calgary, Alberta** and at any adjournment thereof, and to vote the shares represented by this instrument of proxy in the following manner:

1. **FOR** ☐ **OR WITHHOLD FROM VOTING** ☐ for the election of Directors of the Company proposed by management and referred to in the Information Circular;

2. **FOR** ☐ **OR WITHHOLD FROM VOTING** ☐ for the appointment of MacKay LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and to authorize the board of directors to fix their remuneration;

3. **FOR** ☐ **OR AGAINST** ☐ the confirmation, ratification and approval of the Corporation's stock option plan; and

4. at the discretion of said proxyholder, upon any amendments of any of the above matters and any other matter which may properly come before the meeting, or any adjournment(s) thereof.

THE SHARES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED BY THE NOMINEE(s) HEREBY APPOINTED, AT ANY POLL, AS DIRECTED ABOVE, OR IF NO DIRECTION IS GIVEN, WILL BE VOTED IN FAVOUR OF THE ABOVE MATTERS.

EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND TO ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE MANAGEMENT NOMINEES. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE SHAREHOLDER'S APPOINTEE SHOULD BE LEGIBLY INSERTED IN THE BLACK SPACE PROVIDED.

The undersigned hereby revokes any proxies previously given to attend and vote at the Meeting.

DATED this ____ day of ______________ 2007.

Signature: ________________________________
(Proxy must be signed and dated)

____
Number of Shares voted

Name: ________________________________
(Please Print)

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1. This instrument of proxy, to be valid, **must be dated and signed** by you, the Registered Shareholder, or your attorney authorized in writing, and if executed by an attorney, the original or notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the instrument of proxy. If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed by the person making the solicitation.

2. If the Registered Shareholder is a corporation, its corporate seal must be affixed to this instrument or it must be signed by an officer or attorney thereof duly authorized.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. A proxy is valid only at the meeting in respect of which it is given or any adjournment of that meeting.

5. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins;

6. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder must record his/her attendance with the scrutineer before the commencement of the Meeting and revoke, in writing, the prior votes.

7. This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to **CIBC Mellon Trust Company** no later that forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. The Chairman of the Meeting may, in his discretion, accept proxies received after this time, up to and including the time of the Meeting or any adjournment thereof.
   The mailing address is:

   PROXY DEPT.
   CIBC MELLON TRUST COMPANY
   P.O. BOX 721,
   AGINCOURT, ONTARIO M1S 0A1
   Fax number: 416.368.2502.

GOLCONDA RESOURCES LTD.

MANAGEMENT INFORMATION CIRCULAR
For the Annual General Meeting of Shareholders to be held on Friday, June 8, 2007

Date: April 25, 2007.

GENERAL PROXY INFORMATION

This Information Circular is furnished to holders (the "Shareholders") of common shares ("Common Shares") by management of Golconda Resources Ltd. ("Golconda" or the "Corporation") in connection with the solicitation of proxies to be voted at the annual general meeting (the "Meeting") of Shareholders to be held at the Conservatory Room, 209 Fourth Avenue S.E., Calgary, Alberta, on Friday, June 8, 2007 at 3:00 p.m. (Calgary Time) and any adjournment thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice").

Solicitation of Proxies

The enclosed proxy is solicited by and on behalf of the management of Golconda. The persons named in the enclosed proxy form are directors or senior officers of Golconda. A Shareholder desiring to appoint some other person (who need not be a Shareholder) to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the proxy form or by completing another proper form of proxy.

A Proxy will not be valid unless the completed, dated and signed proxy form is deposited at the offices of the Corporation's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Dept., P.O. Box 721, Agincourt, Ontario M1S 0A1 (Fax number: 416.368.2502) not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the Meeting or any adjournment thereof. Solicitation will be primarily by mail, but some proxies may be solicited personally or by telephone, facsimile transmission or other electronic means by officers, directors or employees of Golconda. The cost of solicitation will be borne by Golconda. The Chairman of the meeting may in his discretion accept proxies received after this time, up to and including the time of the meeting or any adjournment thereof.

Revocability of Proxies

A Shareholder who has given a proxy may revoke it by either (a) depositing an instrument in writing executed by the Shareholder or by the Shareholder's attorney authorized in writing (i) at the registered office of Golconda at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof, or (b) attending the Meeting in person and registering with the scrutineers as a Shareholder personally present.

Advice to Beneficial Holders of Common Shares

Only registered Shareholders of the Corporation, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. Shareholders who hold their Common Shares in the name of an "intermediary" such as a bank, trust company, securities broker or other financial institutions (referred to herein as "Beneficial Shareholders"), must seek instructions from their intermediary as to how to complete their instrument of proxy and vote their shares. Beneficial Shareholders will have received this Circular in a mailing from an intermediary, together with a proxy form or voting instruction form. It is important that Beneficial Shareholders adhere to the voting instructions provided to them by their intermediary. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Corp. ("ADP"), ADP typically mails a voting instruction form in lieu of the proxy form. Beneficial shareholders are requested to complete and return the voting instruction form to ADP by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number or access ADP's dedicated website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Common Shares held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the meeting. **A Beneficial Shareholder receiving a voting instruction form from ADP cannot use that form to vote Common Shares directly at the Meeting – the voting instructions form must be returned to ADP.** Beneficial Shareholders that wish to vote in person at the Meeting must insert their name in the space provided on the form of proxy or voting instrument form, and return the same as directed by ADP, well in advance of the Meeting.

Exercise of Discretion by Proxy Holders

The enclosed proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to those matters identified in the proxy and Notice. As at the date of this Information Circular, management of the Corporation knows no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. If any such amendment, variation or other matter properly comes before the Meeting, the Common Shares represented by proxy in favour of management will be voted on such matters in accordance with the best judgement of the person voting the proxy.

All shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the Shareholders on any ballot that may be called for. In the absence of such instructions, such shares will be voted in favour of the election of directors nominated by management, the appointment of MacKay LLP, Chartered Accountants, as auditors of the Corporation, and the approval of the stock option plan.

Record Date, Voting Shares and Principal Holders

Only Shareholders of record at the close of business on April 25, 2007 (the "Record Date") shall be entitled to Notice of the Meeting. Persons acquiring shares after the Record Date who wish to vote at the Meeting should provide evidence of ownership to CIBC Mellon Trust not later than ten (10) days before the Meeting and request that their name be added to the voters list. All matters to be submitted to Shareholders at the Meeting may be approved by a simple majority of votes cast at the Meeting, in person or by proxy.

The Corporation is authorized to issue an unlimited number of Common Shares without nominal or par value. As at April 25, 2007, the Corporation had 52,599,734 voting securities outstanding as fully paid and non-assessable Common Shares without par value, each share carrying the right to one vote.

As at the date hereof, to the knowledge of the directors and officers of the Corporation, the only person or corporation that beneficially owns, directly or indirectly, or exercises control or direction over voting shares carrying more than 10% of the voting rights attached to all voting shares of the Corporation are:

Name	Number of Shares	Percentage
David Mullen	6,050,980	11.5%

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or senior officer of Golconda or proposed nominee for election as a director of the Corporation, nor any associate or affiliate of these individuals, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in the matters to be acted upon at the Meeting.

BUSINESS TO BE ACTED UPON AT THE MEETING

Receipt of December 31, 2006 Consolidated Financial Statements

The audited consolidated financial statements for the fiscal year ended December 31, 2006 of Golconda have been forwarded to Shareholders. No formal action will be taken at the Meeting to approve the consolidated financial statements, with the requirements of the *Business Corporation Act* (Alberta) being met with the advance circulation of such financial statements. If any Shareholders have questions respecting the December 31, 2006 consolidated financial statements, the questions may be brought forward at the Meeting.

Appointment of Auditors

Shareholders will be asked at the Meeting to vote in favour of an ordinary resolution to appoint MacKay LLP, Chartered Accountants, as auditors of Golconda to serve until the close of the next annual meeting of Shareholders of the Corporation, or until they resign or are removed from office as provided by law or by the Corporation's by-laws, at a remuneration to be fixed by the Board of Directors.

Change of Auditor - At the last annual general meeting, held on June 9, 2006, Shareholders re-appointed Dick Cook Schulli,

Chartered Accountants as auditor of the Corporation to serve until the close of the next annual meeting. DCS Chartered Accountants (formerly Dick Cook Schulli), has withdrawn from the Canadian Public Accountability Board and public company auditing and, as a result, resigned as auditor of Golconda on its own initiative effective August 10, 2006. Effective August 11, 2006, the board of directors of Golconda appointed MacKay LLP, Chartered Accountants, to fill the vacancy in the office of auditor created by the resignation of DCS until the next annual meeting of shareholders of the Corporation at such compensation as is recommended by the audit committee. On August 15, 2006, Golconda filed the necessary change of auditor package on SEDAR pursuant to Part 4 of National Instrument 51-102 *Continuous Disclosure Obligations* (the "Reporting Package"). The Reporting Package is attached hereto as Appendix "A" and includes the notice of change of auditor, the letter from the former auditor and the letter from the successor auditor.

Election Of Directors

Management of Golconda proposes to nominate the persons named below, and the persons appointed in the accompanying form of proxy intend to vote for the election of those persons as directors of the Corporation. All of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next Annual General Meeting, or until their successors are duly elected or appointed, or until a director vacates his office or is replaced.

Management nominees for the board of directors and information concerning them as furnished by the individual nominees are set out below:

Name and Municipality of Residence	Number of Common Shares Beneficially Owned or Controlled	Offices Held and Period served as Director	Principal Occupation
Terry S. C. Chan (1) Calgary, Alberta	243,500	Director since April 1999	Businessman. Realtor with Royal LePage-Pinnacle
Robert E. Crancer St. Louis, Missouri	605,500	Director since February 1995	Retired businessman
Howard G. Coopersmith Fort Collins, Colorado	80,000	Director since June 1995	P. Geol., President of Diamond Company, NL
Reynoudt W. Jalink (1) Calgary, Alberta	10,000	Director since April 1999	Businessman, President of Jalink Sports Agency, Inc.
Guenter J. Liedtke (1) Calgary, Alberta	939,551	President & CEO, Director since November 1986	P. Geol., President of G. J. Liedtke Consulting Ltd
Lyle Pederson Toledo, Ontario	93,000	Director since June 1995	Retired federal senior executive

(1) Member of the Audit Committee.
The Corporation does not have an Executive Committee of its Board of Directors.

Approval of Stock Option Plan

The Corporation has an incentive stock option plan (the "Plan") that was initially approved by the shareholders on June 27, 2004 and was subsequently ratified and approved by the shareholders at the annual meetings held in 2005 and on June 9, 2006. The Plan provides that stock options be granted to directors, officers, employees and consultants. The Plan provides for the issuance of stock options to acquire up to that number of the Corporation's Common Shares equal to 10% of the Corporation's issued and outstanding share capital as at the date of grant. This is a "rolling" plan ceiling, as the number of shares reserved for issuance pursuant to the grant of stock options will increase as the Corporation's issued and outstanding share capital increases.

The Plan contains, among other provisions, the following: (i) the aggregate number of shares reserved for issuance to any one individual, within a one-year period, shall not exceed 5% of the issued and outstanding shares; (ii) the number of shares reserved for issuance, within a one-year period, to a consultant or an employee providing investor relations activities shall not exceed 2% of the issued and outstanding shares; (iii) the expiry date will not exceed five years from the date of grant; (iv) the exercise price will not be less than the closing price of the Corporation's Common Shares on the last trading date preceding the date of the grant of stock options, less a maximum discount of 25%; (v) options are non-transferable. The Plan provides that other terms and conditions, including vesting provisions, may be attached to a particular stock option at the discretion of the Corporation's board of directors. Options are subject to early termination in the event of death, or if an optionee terminates his/her position with the Corporation.

Pursuant to the policies of the TSX Venture Exchange, shareholders are required to approve on a yearly basis stock options plans that have a "rolling" plan ceiling. At the Meeting, Shareholders will be asked to vote in favour of an ordinary resolution to confirm, ratify and approve the current incentive Stock Option Plan.

The Corporation currently has 52,599,734 common shares outstanding which means that 5,259,973 may be reserved for the grant of options. As at December 31, 2006, there were 3,600,000 Common Shares reserved for the exercise of stock options, being 6.84% of the total issued and outstanding capital. A copy of the Plan is available for review at Golconda's offices at Suite 780, 521 – 3rd Avenue SW, Calgary, Alberta T2P 3T3 during normal business hours.

EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table provides a Summary of Compensation earned by the Named Executive Officer for each of the Corporation's three most recently completed fiscal years. "Named Executive Officer" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporations' three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent fiscal year and whose total salary and bonus amounted to $150,000 or more. Also, disclosure is required for any individual whose total salary and bonus during the most recent fiscal year was $150,000, whether or not they are an executive officer at the end of the year. At December 31, 2006, the Corporation had one Named Executive Officer, Guenter J. Liedtke, President and CEO.

	Annual Compensation				Long-term Compensation	
Name and Principal Position	Fiscal Year	Salary	Bonus ($)	Other Annual Compensation ($)(1)	Securities Under Option (#)(2)	All Other Compensation(3)
Guenter J. Liedtke	2006	Nil	Nil	77,000	1,250,000	Nil
President and	2005	Nil	Nil	69,650	650,000	Nil
Chief Executive Officer	2004	Nil	Nil	60,550	1,150,000	Nil

Notes:

(1) Denotes consulting compensation. See Management Contracts.

(2) Denotes number of common shares of the Corporation covered by incentive stock options. The Corporation does not have in place any long-term incentive plan other that the Plan.

(3) The Corporation did not pay or provide: (a) any other annual compensation; (b) restricted stock awards, or (c) any long term incentive plan awards or payments in any of the years ended December 31, 2006, 2005 and 2004.

Option Exercised During The Most Recently Completed Financial Year

The Corporation's Named Executive Officer exercised nil stock options during the most recently completed financial year. The value of the unexercised in-the-money options has not been and may never be realized and actual gains, if any, on exercise will depend of the value of the underlying shares on the date of exercise.

			Unexercised Options at Year End	
Name	Securities Acquired on Exercise (#)(1)	Aggregate Value Realized ($)	Unexercised Options At December 31, 2006 (#)(2)	Value of Unexercised In-the-money Options At December 31, 2006 ($)(3)
Guenter J. Liedtke	Nil	Nil	1,250,000	$0

Notes:

(2) 400,000 of these options are exercisable at $0.25 per share until July 28, 2008; 250,000 are exercisable at $0.25 per share until August 31, 2009; and 600,000 are exercisable at $0.25 per share until January 4, 2011.

(4) The value of the unexercised in-the-money options at the fiscal year end is the difference between the exercise or base price of the options and the fair market value of the underlying shares on December 31, 2006 which was $0.17 per common share.

Option Grants During The Most Recently Completed Financial Year

The following table sets forth information with respect to stock option granted during the fiscal year ended December 31, 2006 to the Named Executive Officer:

NEO Name	Securities Under Options Granted (#)	Per cent of Total Options Granted to Employees in Financial Year	Exercise of Base Price ($/Security)	Market Value of Securities Underlying Options on the Date Of Grant ($/Security)	Expiration Date
Guenter J. Liedtke	600,000	11.1%	0.25	0.25	January 4, 2011

Employment Contracts and Termination of Employment Arrangements

The Corporation does not have a written employment agreement with the Named Executive Officer.

COMPENSATION OF DIRECTORS

No directors' fees or other compensation or benefits are paid to directors of Golconda for their services as directors. Directors of Golconda are eligible to be granted incentive stock options in accordance with the policies of the TSX Venture Exchange. During the recently completed fiscal year, an aggregate of 1,300,000 options were granted to directors. There are no pension or retirement benefits payable to the directors or officers of the Corporation in that capacity.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Under Golconda "rolling" Stock Option Plan, the Board of Directors may, from time to time, designate directors, officers, employees of, or consultants to, Golconda to whom options to purchase Common Shares of Golconda may be granted. Options are generally granted for a period of five years. The following table provides information with respect to the total number of Common Shares authorized for issuance under the Corporation's Stock Option Plan as December 31, 2006:

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (a)	Weighted-Average Exercise Price of Outstanding Options (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	3,600,000	$0.2536	1,659,973 [(1)]
Equity compensation plans not approved by securityholders	-	-	-
Total	**3,600,000**	**$0.2536**	**1,659,973**

Note (1): This number is the difference between 5,259,973, or 10% of the total issued and outstanding capital of the Corporation as at December 31, 2006, and the outstanding options in column (a).

During the last fiscal year, on January 5, 2006, the board of directors granted an aggregate of 1,300,000 director options (600,000 of these options were granted to the Named Executive Officer), 50,000 officer options and 50,000 employee options exercisable at $0.25 per share until January 4, 2011; on April 5, 2006, the board granted 25,000 employee options exercisable at $0.25 per share until April 4, 2011.

The following stock options remain outstanding and unexercised as at December 31, 2006 (options held by the Named Executive Officer are disclosed in Executive Compensation):

Name	Position	Number of Options	Exercise Price ($/Share)	Market Value of Securities Underlying Options on the Date Of Grant ($/Share)	Expiration Date (at the close of business)
Terry S. C. Chan	Director	175,000 100,000	0.25 0.25	0.25 0.25	February 3, 2009 January 4, 2011
Howard G. Coopersmith	Director	150,000 200,000 75,000	0.25 0.25 0.25	0.25 0.25 0.25	July 28, 2008 August 31, 2009 January 4, 2011
Robert E. Crancer	Director	250,000 350,000	0.25 0.25	0.25 0.25	July 28, 2008 January 4, 2011
Reynoudt W. Jalink	Director	175,000 100,000	0.31 0.25	0.31 0.25	April 12, 2009 January 4, 2011
Lyle Pederson	Director	150,000 200,000 75,000	0.25 0.25 0.25	0.25 0.25 0.25	July 28, 2008 August 31, 2009 January 4, 2011
Fosca V. Benvenuti	Corporate Secretary	100,000 50,000	0.25 0.25	0.25 0.25	July 28, 2008 January 4, 2011
	Employees Consultant	25,000/25,000 50,000/25,000 75,000	0.25/0.35 0.25 0.25	0.25/0.35 0.25 0.25	Feb. 3, 2009/Jan. 13, 2010 Jan. 4, 2011/Apr. 4, 2011 July 28, 2008
TOTAL		2,350,000			

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, officer or their respective associates or affiliates is or has been indebted to the Corporation during the last completed financial year ended December 31, 2006.

MANAGEMENT CONTRACTS

Services to the Corporation provided by Guenter J. Liedtke, the Named Executive Officer, are made available to the Corporation through his private corporation, G. J. Liedtke Consulting Ltd., of Calgary, Alberta. Pursuant to an agreement between the Corporation and G. J. Liedtke Consulting Ltd. (the "Consultant") dated December 3, 1986, the services are offered for cash on a per day or per hour basis. The cash compensation paid to the Named Executive during the last completed financial year is disclosed in the Summary Compensation Table.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such person, in any transaction since the last completed financial year or any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this management information circular.

AUDIT COMMITTEE

Multilateral Instrument 52-110 *Audit Committee* of the Canadian Securities Administrators ("MI 52-110") requires the Company, as a venture issuer, to annually disclose in its Information Circular certain information with respect to the constitution of its audit committee and its relationship with its independent auditor as follows:

Audit Committee Charter

The Corporation's audit committee is governed by an audit committee charter, which is attached as Appendix "B" to this Information Circular.

Composition of the Audit Committee

The following are the members of the audit committee of the Corporation:

Name	Independence (1)	Financial Literacy (1)
Guenter J. Liedtke	Not independent	Financially literate
Terry S. Chan	Independent	Financially literate
Reynoudt Jalink	Independent	Financially literate

(1) As defined in Multilateral Instrument 52-110

Audit Committee Oversight
At no time since the commencement of the Corporation's most recently completed financial year did the board not adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions
At no time since the commencement of the Corporation's financial year ended December 31, 2006 has the Corporation relied on the exemption in Section 2.4 of MI-52-110 (*de minimis non-audit services*) or an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110.

Pre-Approval Policies and Procedures
The Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Charter under the heading "External Auditors".

External Auditor Service Fee (By Category)
The aggregate fees billed by the Corporation's external auditor in each of the last two fiscal years for audit fees are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2006	$20,000	-	-	-
2005	$17,500	-	-	-

Exemption
The Corporation is relying upon the exemption in section 6.1 of MI 52-110, which exempts venture issuers from the requirements to comply with the restrictions on the composition of its Audit Committee (Part 3) and reporting obligations (Part 5) as prescribed by MI 52-110.

CORPORATE GOVERNANCE

Corporate governance relates to the activities of the Board of Directors of Golconda and the processes of leadership and stewardship that assign power, define roles and responsibilities governing communications with the shareholders to ensure accountability. Under National Instrument 58-101 *Corporate Governance Disclosure*, the Corporation is required to disclose certain information relating to its corporate governance in Form 58-101F2 *Corporate Governance Disclosure (Venture Issuers).*

Corporate Governance Disclosure

Board of Directors

The Board of Directors is currently composed of six directors, of which the majority – *Terry S. Chan, Howard G. Coopersmith, Robert E. Crancer, Reynoudt W. Jalink and Lyle Pederson* - are "independent" within the meaning of NI 58-101. *Guenter J. Liedtke* is the President and Chief Executive Officer of the Corporation and therefore is not considered to be and independent director within the meaning of NI 58-101.

The Board of Directors meets as business needs require and all substantive issues are discussed amongst all directors.

Orientation and Continuing Education

The Board of Directors does not take any formal steps to orient new directors, or to provide continuing education for its directors. All current board members have been with the Corporation for several years and, thus, the Board has relied on internal information processes to ensure that directors maintain their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Corporation's affairs remain current.

Ethical Business Conduct

The mandate of the Board of Directors, as prescribed by the *Business Corporation Act (Alberta)*, is to manage or supervise the management of the business and affairs of Golconda, and to act honestly and in good faith with a view to the best interest of Golconda. Given the small size of the Corporation's management and staff, the Board has not formally adopted a Code of Business Conduct for its directors, officer and employees of the Corporation. However, the Board and management of the Corporation set an example of ethical and principled corporate conduct. Management clearly communicates to the employees of, and consultants to, the Corporation management's expectation in this regard.

Nomination of Directors

The Board of Directors does not have a nominating committee but rather deals with the process of identifying new candidates informally. Given the infrequency of changes in recent years, the directors are satisfied that its current practices are acceptable.

Compensation

The Board of Directors determines compensation for the Chief Executive Officer. The independent directors do not receive cash compensation, but are eligible to be granted incentive stock options from time to time.

Assessments

There is no formal process for regular assessment of the Board of Directors and its Audit Committee and individual directors. Rather the board informally assesses performance through ongoing dialogue amongst board members.

OTHER BUSINESS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgement of the person or persons voting the proxy.

ADDITIONAL INFORMATION

Additional information regarding the Corporation's business is contained in the audited consolidated financial statements and management discussion and analysis for the year ended December 31, 2006. These statements and all the continuous disclosure documents submitted to the Securities Commissions and TSX Venture Exchange can be found on SEDAR at www.sedar.com. Shareholders may request a copy of the financial statements and management discussion and analysis at Suite 780, 521 – 3rd Avenue SW, Calgary, AB T2P 3T3. Tel.: (403) 232.6828.

APPROVAL OF CIRCULAR

The directors of the Corporation have approved the contents and sending of this Management Information Circular.

DATED at Calgary, Alberta, April 25, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) *"Guenter J. Liedtke"*
Guenter J. Liedtke,
President and CEO

APPENDIX "A"

CHANGE OF AUDITOR

Reporting Package
Under Part 4 of National Instrument 51-102 *Continuous Disclosure Obligations*

List of Documents

1. Notice of Change of Auditor
2. Letter from Former Auditor
3. Letter from Successor Auditor

GOLCONDA RESOURCES LTD.

SUITE 780, 521 - 3RD AVENUE S.W.
CALGARY, ALBERTA T2P 3T3

TELEPHONE: 403. 232.6828
FACSIMILE: 403. 232.8650

August 11, 2006

Alberta Securities Commission
410, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

DCS Chartered Accountants
555, 999 – 8th Street SW
Calgary, AB T2R 1J5
Attention: Mike Shackleton, CA

MacKay LLP
Iveagh House
1110, 700 – 7th Avenue SW.
Calgary, AB T2P 3H6
Attention: Garry Cook, CA

Re: Notice of Change of Auditor

This Notice is made pursuant to Part 4 of National Instrument 51-102 ("**NI 51-102**").

DCS Chartered Accountants (formerly Dick Cook Schulli) ("**DCS**") has resigned as auditor of Golconda Resources Ltd. (the "**Corporation**") on its own initiative effective August 10, 2006.

The audit committee (the "**Audit Committee**") of the board of directors of the Corporation has considered the resignation of DCS and has recommended that MacKay LLP, Chartered Accountants be appointed to fill the vacancy in the office of auditor created by the resignation of DCS until the next annual meeting of shareholders of the Corporation.

The board of directors of the Corporation has considered the resignation of DCS and the recommendation of the Audit Committee and has appointed MacKay LLP, Chartered Accountants as auditors of the Corporation to hold office until the next annual meeting of shareholders of the Corporation.

There have been no reservations in the auditor's reports of DCS for:

(a) the audit of the most recently completed fiscal year of the Corporation; and

(b) any period subsequent to the most recently completed period for which an audit report was issued and preceding the effective date of the resignation of DCS.

There have been, in the opinion of the Corporation, no reportable events, as that term is defined in NI 51-102.

The board of directors of the Corporation has reviewed and approved this notice of change of auditor.

Yours very truly,

GOLCONDA RESOURCES LTD.

Per: *"Guenter J. Liedtke"*
Guenter J. Liedtke
Director

DCS

CHARTERED ACCOUNTANTS
dedicated comprehensive service

August 11, 2006

Alberta Securities Commission
410, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

- and to -

Golconda Resources Ltd.
Suite 780, 521 – 3rd Avenue SW
Calgary, AB
T2P 3T3

Dear Sirs:

Re: Golconda Resources Ltd. (the "Corporation")

We have resigned as auditor of the Corporation, effective August 10, 2006. We have reviewed the Notice of Change of Auditor dated August 11, 2006 (the "**Notice**") from the Corporation, delivered to us pursuant to Part 4 of National Instrument 51-102 – Continuous Disclosure Obligations. Based on our knowledge as at the date hereof, we hereby confirm our agreement with each of the statements contained in the Notice.

We have also reviewed the letter of even date herewith from MacKay LLP, Chartered Accountants and confirm that this letter does not have to be updated as a result of that letter.

Yours truly,

DCS Chartered Accountants

Per: [signature]

Mike Shackleton, Partner

Encls.

Suite 555, 999 - 8 Street SW, Calgary, Alberta T2R 1J5 t 403.245.1717 f 403.244.9306 email mail@dcsca.com

CHARTERED ACCOUNTANTS

MacKay LLP

Iveagh House
Suite 1110, 707 - 7th Avenue S.W.
Calgary, Alberta T2P 3H6

Tel: (403) 294-9292
Fax: (403) 294-9262

www. MacKayLLP.ca

mackay.ca

August 11, 2006

Alberta Securities Commission
410, 300 – 5th Avenue SW
Calgary, AB T2P 3C4

British Columbia Securities Commission
PO Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

- and to -

Golconda Resources Ltd.
Suite 780
521 3rd Avenue SW
Calgary, Alberta
T2P 3T3

Dear Sirs:

Re: Golconda Resources Ltd. (the "Corporation")

We have reviewed the Notice of Change of Auditor dated August 11, 2006 (the "**Notice**") from the Corporation, delivered to us pursuant to Part 4 of National Instrument 51-102 – Continuous Disclosure Obligations. Based on our knowledge as at the date hereof, we hereby confirm our agreement with each of the statements contained in the Notice.

Yours truly,

MacKay LLP

MacKay LLP

K. Garry Cook Professional Corporation
Partner

Encls.

APPENDIX "B"

Audit Committee Charter

Mandate
The Board of Directors ("Board") bears responsibility for the stewardship of Golconda Resources Ltd. (the "Corporation"). To discharge that responsibility, the Board is obligated by the Alberta Business Corporations Act to supervise the management of the business and affairs of the Corporation. The Board's supervisory function involves Board oversight or monitoring of all significant aspects of the management of the corporation's business and affairs.

Financial reporting and disclosure by the Corporation constitute a significant aspect of the management of the Corporation's business and affairs. To assist the Board in its monitoring of the Corporation's financial reporting and disclosure, the Board has established, and hereby continues the existence of, a committee of the Board known as the Audit Committee (the "Committee"). The primary function of the Committee is to assist the Board in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation's system of internal controls regarding finance and accounting and the Corporation's auditing, accounting and financial reporting processes.

The Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the corporation's financial reporting and internal control system and review the Corporation's financial statements.
- Review and appraise the performance of the Corporation's external auditors.
- Provide an open avenue of communication among the Corporation's auditors, financial and senior management and the Board.

Composition
The Committee shall be comprised of a minimum of three directors as determined by the Board. At least one member of the committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Committee's Charter, the definition of "financially literate" is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of "accounting or related financial management expertise" is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The members of the Committee shall be appointed by the Board at its first meeting following the annual shareholder' meeting. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by a majority vote of the full committee membership.

Meetings
The Committee shall meet at least four times annually, or more frequently as circumstances dictate. Meeting shall be held at the call of the Chairman, upon the request of two (2) members of the Committee or at the request of the external auditors.

Responsibilities and Duties
To fulfill its responsibilities and duties, the Committee shall:

1. Documents/Reports Review
   a) review and update this Charter annually;
   b) review, and if appropriate, recommend for approval by the Board, the Corporation's financial statements and MD&A;
   c) before release, review and if appropriate, recommend for approval by the Board, all other public disclosure documents containing audited or unaudited financial information.

2. External Auditors
   (a) Review annually the independence and performance of the external auditors who shall be ultimately accountable to the Committee and the Board, as representatives of the shareholders of the Corporation;

(b) Obtain annually a formal written statement of external auditors setting forth all relationships between the external auditors and the Corporation;
(c) take, or recommend that the Board take, appropriate action to oversee the independence of the external auditors;
(d) recommend to the Board the appointment, or the discharge when circumstances are warranted, of the external auditors to be nominated annually for shareholders' approval;
(e) recommend to the Board the compensation of the external auditors;
(f) consult with the external auditors, without the presence of management, about the quality of the Corporation's accounting principles, internal controls and the completeness and accuracy of the Corporation's financial statements;
(f) review and approve the Corporations hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation;
(g) review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;
(h) review and pre-approve all audit and audit-related services and fees and other compensation related thereto, and any non-audit services, provided by the Corporation's external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:
 (i) the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of billings paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;
 (ii) such services are not recognized by the Corporation at the time of the engagement to be non-audit services; and
 (iii) such services are promptly brought to the attention of the Committee by the Corporation and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board to whom authority to grant such approval has been delegated by the Committee.

 Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

Financial Reporting Processes

(a) In consultation with the external auditors, review with management the integrity of the Corporation's financial reporting process, both internal and external;
(b) consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied to its financial reporting;
(c) consider and approve, if appropriate, changes to the Corporation's auditing and accounting principles and practices as suggested by the external auditors and management;
(d) review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
(e) following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;
(f) review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;
(g) review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented; and
(h) implement an effective "whistle blowing" procedure for:
 i. the receipt, retention and treatment of any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters; and
 ii. the confidential, anonymous submission by employees of the Corporation of any concerns regarding questionable accounting or auditing matters, and, if appropriate, recommend to the Board appropriate corrective action.

Other

Review any related party transactions.

GOLCONDA RESOURCES LTD.

(The "Corporation")

Request Form for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, beneficial shareholders may request annually a copy of the interim financial statements and management discussion and analysis.

The Canadian Securities Administration recognizes that developments in information technology allow companies to disseminate documents to security holders and investors in a more timely and cost efficient manner than by traditional paper methods. In cases where the method of delivery is not mandated by legislation, documents may be delivered by electronic means if the recipient provides consent to receive the documents by that method. The Corporation will only send copies of its interim financial statements for the upcoming year to beneficial shareholders who expressly request that they be sent such statements by completing this Request Form and returning it to the attention of the Secretary of the Corporation at the address set forth below.

If you wish to receive interim financial statements and MD&A of the Corporation, and/or you wish to receive corporate information via electronic mail, please complete and return this form and return it to the Corporation at the address set forth below.

TO: **Golconda Resources Ltd.**
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3
Attention: Secretary

☐ I hereby request that I be sent copies of the interim financial statements by regular mail.

☐ I hereby consent to receive interim financial statements via electronic mail.

The undersigned hereby certifies to be a beneficial shareholder of Golconda Resources Ltd.

DATED this _____ day of ____________________, 2007.

____
NAME (*PLEASE PRINT*)

____
STREET ADDRESS

____
CITY PROVINCE/STATE POSTAL/ZIP CODE

____
E-MAIL ADDRESS (*PLEASE PRINT*)

____
SIGNATURE

A:/GOL/RF-2007

#82-3167

GOLCONDA RESOURCES LTD.
780, 521 – 3rd Avenue S.W
Calgary, AB, T2P 1C2
Ph: (403) 232-6828 Fax: (403) 232-8650

October 29, 2007

NEWS RELEASE

Drilling to start in Nevada; Golconda Intends Private Placement and Extends Warrants

At the beginning of November Golconda Resources Ltd. will start a diamond drill program on the Merger project east of Tonopah, Nevada. Golconda can earn up to 35% interest in the property. The drill target consists of a 600 ft zone containing five parallel veins with high silver grades at or near surface, and sporadic high gold values. The highest samples taken by G. Liedtke showed the following results:
1 ft vein – 0.302 oz Au/ton and 51.50 oz Ag/ton
3 ft zone in trench – 1.562 oz Au/ton and 4.13 oz Ag/ton

A diamond drillhole from 1981 by Keradamex intersected argillic altered tuff to 240 ft depth. Minor stockwork and breccias were intersected to 395 ft depth, including a vein zone from 295 ft to 305 ft that averaged 0.011 oz Au/ton and 7.94 oz Ag/ton. From 395 ft to the end of the hole at 756 ft, the drilling showed strong stockwork and brecciation. Golconda believes that his could be the top part of a boiling horizon with Bonanza-type high grade gold-silver values in the veins at a depth below 750 ft. The holes are projected to go to a depth of 1000 to 1250 ft.

Golconda intends to make a private placement of 1 million units at a price of $0.17 per unit, for proceeds of $170,000.00. Each unit consists of one common share of Golconda and one half non-transferable common share purchase warrant. Each warrant will allow the subscriber to purchase one common share of Golconda at $0.25 for a period of twelve (12) months from issuance. One Golconda insider, David Mullen, has subscribed for the complete private placement.
The proceeds from the private placement, which is subject to regulatory approval, will be used to fund drilling in Nevada.

Golconda also intends, subject to regulatory approval, to extend 2,750,000 warrants with an exercise price of $0.30 to May 14, 2008. These warrants were issued pursuant to a private placement of 5,500,000 shares with 2,750,000 non-transferable share purchase warrants attached. It was accepted for filing by the TSX Venture Exchange effective May, 2006.

Golconda's CEO Guenter J. Liedtke, P.Geol. is the designated qualified person for the purposes of National Instrument NI 43-101 Standards of Disclosure.

On behalf of Golconda Resources Ltd.,

G. Liedtke

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
E-mail: golcondaresources@telus.net Website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.

Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W. Calgary, AB. T2P 3T3
Ph: (403) 232-6828 Fax: (403) 232-8650

#82-3167

August 27, 2007

NEWS RELEASE

Golconda Resources Acquires Stake in Uranium Prospect

Golconda Resources Ltd. and Lyncorp International Ltd. have each acquired a 50% interest in ten uranium claims (200 acres) in Western Montana. The companies made an initial total payment of US $10,000.00 and will make payments of US $3000.00 semi-annually as long as they keep an interest in the property. The claims carry a 2% NSR which can be bought out for US $500,000.00

Fracture-controlled uranium occurs in weakly metamorphosed Precambrian siltstone. Four samples were taken during the initial property visit. Assay results ranged from 0.067% to 0.190 % U_3O_8 with an average of 0.141% U_3O_8 (2.82 lbs U_3O_8 per ton).

An initial program of sampling and mapping to determine the size and tenor of the mineralization at surface will be carried out soon.

Nevada Update

Golconda is waiting for a drill rig to become available in the near future to drill the Merger and RV Properties.

The Merger property, in which Golconda can earn a 35 % interest, is mainly a silver prospect, although gold values over 1 oz Au/ton have been obtained from surface sampling in narrow zones. Other gold values are low.

A hole drilled by Keradamex in 1981 intersected 10 feet of 7.94 oz Ag/ton at 295 ft. depth. At 395 ft it entered into a zone of stockwerk fractures, narrow quartz veins and breccias that averaged 1oz Ag/ton for the next 361 ft, down to a depth of 756 ft (the end of the hole).
Golconda believes that this zone is the top of a boiling horizon, indicating the potential for higher grades to occur in the next 300 ft below. Drill holes are planned to reach a depth of up to 1200 ft.

At the Ralston Valley prospect Golconda first intends to re-drill hole RV -14 which became stuck at 530 ft depth. The last 30 ft assayed very high in metals accompanying gold mineralization. Carlin-type gold mineralization has been encountered by Golconda in drilling on the adjacent BX claims at the beginning of 2007.

Guenter Liedtke is the designated qualified person for this press release under NI 43-101; uranium assays were carried out by Loring Laboratories of Calgary.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, Eau Claire Place II
521 – 3rd Avenue S.W.
Calgary, AB T2P 3T3

#82-3167

April 4, 2007

NEWS RELEASE

Roberts Mountain Thrust with Gold Values in Lower Plate Discovered in Golconda's Ralston Valley

During the recent drill program on the Ralston Valley property in Nevada, Golconda Resources' initial plan was to test four gold-mineralized areas on two NW Walker Lane structures. The outcropping rock targeted was Ordovician siltstone and limey siltstone and it was expected that, at a depth of 1300-1500 ft, a sequence with higher limestone content would produce a more favourable host rock for gold mineralization.

Drill hole BX-1 was drilled with a dip of 80° to the west. Instead of the expected limey siltstone, the Roberts Mountain Thrust was encountered from 920-1140 ft, with Lower Plate younger laminated silty limestone below. Encountering this sequence of Roberts Mountain Thrust followed by Lower Plate younger laminated silty limestone is the most promising discovery yet, with far-reaching implications for Golconda. This host rock is the most favourable in Nevada and, in the Carlin area alone, contains over 200 million ounces of gold.

At 1380 ft the laminated limestone became completely replaced to silica with faint lamination still recognizable in places. Complete silica replacement is a prerequisite for Carlin-type gold deposits. At 1420 ft the drill pipe became stuck and the hole had to be abandoned. But due to the exciting discovery of the Roberts Mountain Thrust sequence, hole BX-2 was begun 3 metres from BX-1 to continue investigating the rock below 1420 ft. Hole BX-2 was drilled with a dip of 75° to the west. Down to 1420 ft the hole encountered an identical rock sequence as that of BX-1. The following describes the rock encountered in the Roberts Mountain Thrust and the Lower Plate:

Roberts Mountain Thrust

- From 920-990 ft - pulverized limestone with small pieces of breccias and rubble zones.
- From 990-1140 ft - limestone pieces in pulverized limestone with heavy calcite veining; thin layers of black shale consisting mainly of carbon. Shale part shows heavy slickensides.

Lower Plate

- From 1140-2050 ft - Consisting of banded and laminated limestone (possible Roberts Mountain Formation).
- From 2050-2180 ft - Grey fine-grained quartzite.
- From 2180-2310 ft - Alternating thin sequences of limestone, mudstone, siltstone and quartzite.
- From 2310-2390 ft (end of hole) - Coarse-grained intrusive with chloritized mica.

Alteration and Mineralization

Typical Carlin-type decalcification and silicification occurs from 1380-1450 ft and from 1500-1775 ft. Both zones have been totally replaced by silica.

Apart from the near-surface mineralization, gold values are found in the decalcified and totally silicified laminated limestone of the Lower Plate. Average gold values are about 30 ppb with two 10 ft intervals as high as 171 ppb and 531 ppb gold. The thick sequence of silica replacement from 1380-1775 ft indicates a very strong system which has been intersected at the periphery. Higher gold grades are expected to occur where this favourable host rock has been shattered by a major structure, two of which are visible on the air photo.

Sampling was done by Guenter Liedtke on 10 ft intervals. From 1500–2390 ft the hole was drilled with BQ size and 8 ft of every 10 ft interval (about 7 kg of material) was sent to the laboratory for assay, while 2 ft of representative core was kept as reference. Following the discovery of the Roberts Mountain Thrust and Lower Plate future sampling techniques will have to be more elaborate and thorough.

Golconda owns 60 claims 100% (the Ralston Valley claims) and has an option to earn 60% on 35 adjoining claims (BX claims) by spending US $400 000 and an additional 15% by producing a bankable feasibility study.

The Ralston Valley prospect contains a large area of Carlin-type gold mineralization in what are now known Upper Plate Ordovician sediments. Major fault structures crossing several gold-mineralizing Walker Lane structures have presumably shattered the underlying favourable host rocks of the Lower Plate limestone sequence. These areas with enormous potential to contain high-grade ore bodies are the prime targets for a major drilling program planned for the spring/summer 2007.

Golconda's CEO Guenter J. Liedtke, P.Geol. is the designated qualified person for the purposes of National Instrument NI 43-101 Standards of Disclosure and all assays were carried out by ALS Chemex of Vancouver and Reno, Nevada.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke, President

For more information please contact Guenter Liedtke - Ph: 403.232.6828 Fax: 403.232.8650
E-mail: golcondaresources@telus.net Website: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, 521 – 3rd Avenue S.W.
Calgary, AB T2P 3T3

#82-3167

January 10, 2007

NEWS RELEASE

DRILLING CONTINUES IN NEVADA ON RALSTON VALLEY GOLD PROPERTY

Drillhole BX-1 reached a depth of 520-feet before Christmas and will be continued to a depth of 1,500-feet when drilling resumes on January 15, 2007.

The hole encountered so far a sequence of 1 cm to 5 cm thick quartz veins in strongly pyritic black shale from 305-feet to 325-feet and a zone of bedded and cross-cutting thin banded quartz-carbonate veins with pyrite and arsenopyrite from 470-feet to 520-feet in limey and silicified shale. This zone may continue with the deepening of the hole. Gold mineralization at Ralston Valley is tied to quartz veining and silicified breccias.

Samples from 170-feet to 520-feet were sent to ALS Chemex for analysis on December 17, 2006.

Initially, four holes will test four gold mineralized areas to a depth of 1,500 to 1,800-feet for the occurrence of Carlin Type gold mineralization in a laminated silty limestone sequence, which is projected to occur below a depth of 1,200-feet.

Guenter Liedtke is the designated qualified person responsible for exploration on the project under NI 43-101.

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, 521 – 3rd Avenue S.W.
Calgary, AB T2P 3T3

#82-3167

November 20, 2006

NEWS RELEASE

Deep Drilling to Start at Ralston Valley Gold Prospect - Nevada

Golconda Resources Ltd. will begin a deep diamond drill program on it's Ralston Valley Gold prospect in Nye County, Nevada around the 25th of November, 2006.

In 2005, Golconda entered into an option agreement to earn up to 75% in 33 claims (660 acres), the BX-claims, which cover outcropping gold mineralization in the Baxter Springs area. Golconda already owns a 100% interest in 60 claims (1,200 acres), the RV claims, which cover the extension of the gold mineralized structures.

In the Ralston Valley – Baxter Springs area, Carlin type stratabound and structurally controlled gold mineralization occurs in a Palaeozoic sequence of limestone and siltstone, which include several laminated silty limestone horizons.

In the Carlin area, the laminated silty limestone is the main host rock containing over 85% of the gold in that district. The same rock type contains also most of the gold mineralization in the Ralston Valley – Baxter Springs area.

DRILLING ON THE BX-CLAIMS – November to December, 2006:

The most favourable horizon for high grade gold mineralization is the lowermost laminated silty limestone where it is intersected by one of the gold carrying Walker Lane structures. This highly prospective zone has never been explored as no hole on these claims has ever been drilled deeper than 600-ft.

Hole BX-1C – Target: Large Jasperoid Body With Drill Intercept of 10-ft. of 7 oz. gold/ton

A large jasperoid body which is over 1000-ft. (300m) long and 150-ft. (50m) wide, contains narrow zones of high grade gold, with surface samples up to 0.353 oz. gold/ton (12g gold/tonne). A vertical hole drilled by Homestake Mining in 1984 intersected 10-ft. of 6.998 oz. gold/ton (240g gold/tonne), another hole intersected 1.60 oz. gold/ton (55g./tonne) over 5-ft. (Similar gold bearing jasperoids occur over the ore bodies in the Carlin area). The wide spread and high grade gold values found in the jasperoid body are indicative of a very strong hydrothermal system. The main silty limestone horizon is projected to occur between 1200-ft. and 1800-ft. (360 to 550m) depth. Hole BX-1C will intersect the centre of the system at a depth of about 1500-ft.

Hole BX-2C – Target: Large Jasperoid Body With Drusy Quartz, Barite Veins

A second jasperoid body occurs on the same mineralized structure about 2500-ft. to the southeast. The jasperoid contains strong drusy quartz, barite veining and anomalous gold values of up to 2.85g/ton gold (0.083 oz/tonne gold). The lower laminated silty limestone horizon is thought to occur between 1100 and 1700-ft. (335-520m.) depth.

DRILLING CONTINUING IN JANUARY 2007:

Ralston Valley Project

The next holes will be on Golconda's 100% owned Ralston Valley claims and are the follow-up of the 2004 drilling. The RV Claims cover the extension of the gold bearing structures of the Baxter Springs area. Targets will be the down dip extension of an anomalous gold zone intersected in Hole RV-13 and the second gold mineralized structure.

The drill program will then continue with other Golconda properties being subsequently tested.

Merger Property (Silver Prospect – GA – 35% Interest)

The Merger Project had only one hole drilled into the main zone, which is a stockwork ridge about 2000-ft. (600m) long. The hole, drilled in 1981, intersected 15-ft. of 5.88 oz. silver/ton (4.50m of 202g. silver/tonne) and below that a stockwork vein system for 371-ft. (113m) of 1 oz. silver/ton (34g. silver/tonne). At 756-ft (230m), the end of the hole, the stockwork and the silver still continued. It is thought that this zone is the upper part of a bonanza vein type boiling horizon with potential for high grade silver values in the next 200-ft. (60m) below. The planned holes here will be 1000-ft. deep.

4-Aces Property (GA – 80%)

The 4-Aces Property will then be tested. Zinc, silver, and lead mineralization occurs in a skarn over more than 3000-ft. (900m). The property has never been drilled and the deepest working went down to the water table at 150-ft. (45m).

On behalf of Golconda Resources Ltd.,

Guenter J. Liedtke,
President

For more information please contact Guenter Liedtke
Ph: (403) 232-6828 Fax (403) 232-8650
e-mail: golcondaresources@telus.net web site: www.golcondaresources.com

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3

Tel. (403) 232.6828 - Fax (403) 232.8650

#82-3167

29 August, 2007

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company"), have been prepared by and are the responsibility of Management of the Company.

The Company's independent auditor has not performed a review of these financial statements.

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2007	December 31, 2006
Assets		
Current		
Cash	$ 6,027	$ 3,358
Accounts receivable	3,716	827
Prepaid expenses	-	12,695
Deferred expenses	500	-
	10,243	16,880
Capital - Note 2	2,085	2,085
Mineral properties and deferred expenditures - Note 3	4,511,608	4,256,843
Mineral reclamation deposits	77,791	77,791
	$ 4,601,727	$ 4,353,599
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 246,804	$ 45,258
Advances from shareholders	2,229	-
Loans payable - trade	33,000	-
Share subscriptions	100,000	-
	382,033	45,258
Shareholders' equity		
Share capital - Note 4	14,517,607	14,517,607
Warrants	267,411	267,411
Contributed surplus	563,521	563,521
Deficit	(11,128,845)	(11,040,198)
	4,219,694	4,308,341
	$ 4,601,727	$ 4,353,599

Approved by the Board:

_______________, **Director**
Guenter J. Liedtke

_______________, **Director**
Terry S. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Expenses				
Administration fees	$ 8,500	$ 7,500	$ 16,000	$ 15,000
Annual general meeting	3,870	10,793	3,870	10,793
Dues, fees and memberships	5,716	3,381	5,716	4,161
Foreign exchange (gains) losses	-	(2,132)	-	(2,132)
General exploration	-	1,750	-	1,750
Investor relations	2,557	-	2,557	-
Office expenses	4,167	3,803	7,297	8,521
Office rent	10,451	7,972	19,095	15,375
Professional fees	(3,352)	4,577	(1,348)	6,477
Salaries	13,377	6,581	18,197	15,967
Shareholders' information	7,013	1,730	7,013	2,433
Stock based compensation	-	2,500	-	137,853
Stock exchange fees	983	953	5,383	4,753
Transfer agent	2,656	3,568	4,867	5,797
	55,938	52,976	88,647	226,748
LOSS FOR THE PERIOD	(55,938)	(52,976)	(88,647)	(226,748)
DEFICIT, BEGINNING OF PERIOD	(11,072,907)	(10,266,001)	(11,040,198)	(10,092,229)
DEFICIT, END OF PERIOD	$ (11,128,845)	$ (10,318,977)	$ (11,128,845)	$ (10,318,977)
LOSS PER SHARE	$ (0.001)	$ (0.001)	$ (0.002)	$ (0.004)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Six Months Ended	
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (55,938)	$ (52,976)	$ (88,647)	$ (226,748)
Add items not affecting cash				
Stock based compensation	-	2,500	-	137,853
	(55,938)	(50,476)	(88,647)	(88,895)
Net change in non-cash working capital items				
Accounts receivable and accruals	(2,045)	(2,376)	(2,889)	(2,572)
Prepaid expenses	13,895	(1,993)	12,695	(3,408)
Deferred expenses	(500)		(500)	-
Accounts payable and accrued liabilities	168,777	(130,865)	201,546	(122,175)
Advances from shareholders	(7,521)	(110)	2,229	(85,300)
Loan payable	15,000	(143,500)	33,000	-
Share subscriptions	100,000	-	100,000	-
	231,668	(329,320)	$ 257,434	$ (302,350)
Financing activities				
Issue of shares for cash				
on private placement	-	1,100,000	-	1,100,000
on exercise of stock options	-	-	-	-
on exercise of warrants	-	-	-	-
Costs of issuing shares	-	(20,345)	-	(20,345)
	-	1,079,655	-	1,079,655
Investing activities				
Exploration expenditures	(229,016)	(467,959)	(254,765)	(496,090)
Additions to deposits	-	(66,660)	-	(66,660)
Capital asset purchased	-	-	-	-
	(229,016)	(534,619)	(254,765)	(562,750)
INCREASE IN CASH	2,652	215,716	2,669	214,555
CASH, BEGINNING OF PERIOD	3,375	2,937	3,358	4,098
CASH, END OF PERIOD	$ 6,027	$ 218,653	$ 6,027	$ 218,653

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

June 30, 2007

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2006.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 9,536	$ 1,309
Computer equipment	10,206	9,430	776
	$ 21,051	$ 18,966	$ 2,085

Note 3 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Total June 30 2007	Total December 31 2006
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 5,058
Wapawekka	100	-	579,502	$ 579,502	578,977
		5,058	579,502	584,560	584,035
United States					
Baxter Springs	75	21,646	322,023	343,669	21,924
Four Aces	80	23,784	19,002	42,786	33,207
Merger	35	35,925	18,985	54,910	63,594
Monitor Flats	100	16,797	81,429	98,226	98,226
Ralston Valley	100	50,723	314,828	365,551	450,725
Shulin Lake, Alaska	51	160,242	1,629,843	1,790,085	1,790,085
South Monitor, Nevada	80	117,357	1,102,730	1,220,087	1,215,047
Uranium Point	100	10,684	1,050	11,734	-
		437,158	3,489,890	3,927,048	3,672,808
		$ 442,216	$ 4,069,392	$ 4,511,608	$ 4,256,843

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2006	52,599,734	$ 14,517,607
Issued during the period	-	-
Balance, June 30, 2007	52,599,734	$ 14,517,607

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of June 30, 2007 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2006	3,600,000	0.25
Granted	-	
Exercised	-	
Expired	(25,000)	0.25
Outstanding, June 30, 2007	3,575,000	0.25

Note 4 - c) Stock option plan *(Continued)*

The following table summarizes information about stock options outstanding at June 30, 2007:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$ 0.35	25,000	January 13, 2010
$ 0.25	1,400,000	January 4, 2011
	3,575,000	

d) Warrants

A summary of the status of the common share purchase warrants as at June 30, 2007 and December 31, 2006 is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2006	Issued (Exercised)	Expired	Outstanding at June 30 2007
$0.30	November 14, 2007	2,750,000	-	-	2,750,000
		2,750,000	-	-	2,750,000

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$	40,250
For general and administrative costs		16,000
	$	56,250

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

Note 6 - Subsequent Events

(a) On July 13, 2007 the Company closed a private placement of 1,500,000 units at $0.20 per unit for gross proceeds to the Company of $300,000.
Each unit consisted of one common share and one common share purchase warrant. Each common share purchase warrant is exercisable at $0.25 per share and expires at the close of business on July 12, 2008.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is August 28, 2007.

This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the second quarter and first six months of 2007 with those of the corresponding periods in 2006. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended June 30, 2006 and with the 2006 annual audited consolidated financial statements for the relevant periods, copies of which are filed on the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda") or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable. Golconda is listed on the TSX Venture Exchange with the symbol "GA".

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various interest titles to the Company's mineral properties in Nevada, and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Fiscal Quarter ended	June 2007	March 31 2007	Dec 31 2006	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	$55,938	($32,709)	($947,969)	($42,464)	($52,976)	($173,772)	($1,104,135)	($44,114)
Basic Loss per share	($0.001)	($0.001)	($0.02)	($0.001)	($0.001)	($0.004	($0 02)	($0.001)
Total Assets	$4,601,727	$4,381,409	$4,353,599	$4,999,852	$5,045,335	$4,290,631	$4,262,050	$5,077,770
Total Liabilities	$382,033	$105,777	$45,258	$87,349	$90,367	$364.842	$297,842	$251,235

Mineral Exploration Activities

During the three months ended June 30, 2007, the Company incurred deferred exploration costs on the following property:

Ralston Valley, Baxter Springs Mining District, Nye County, Nevada
Drilling Programme - RV and BX Claims

The Ralston Valley property is located 35 Km northeast of Tonopah, Nevada. The claims are situated to the southeast of the outcropping Paleozoic rocks in the Baxter Springs area at the southern tip of the Toquima Range.

These claims cover the extension of two gold mineralized structures. The 60 RV claims cover an area of 1200 acres and are owned 100% by Golconda. In light of the encouraging results from 7 reverse-circulation holes drilled on these claims in 2004, effective December 1st, 2005,Golconda entered into a 5-year option agreement with two at arm's length private parties whereby Golconda can earn 60% interest in the adjoining 36 BX unpatented mineral claims (720 acres or 288 hectares) by spending US$400,000 in exploration, including the drilling of three holes to a minimum depth of 1500 ft, and by payments of US $5,000 due on the effective date of the agreement and each year thereafter during the term of the agreement; and shall make all claim fee payments during the term of the agreement.; Golconda may extend the agreement for an additional term of five years to earn an additional 15% interest in the property by committing to fund the property through bankable feasibility within five years after electing to do so. Golconda has drilled two holes in the BX claims so far, for a total of $322,023 in exploration costs.

The diamond drilling programme started at the end of November 2006 and it resumed on January 15, 2007. The first phase of the programme ended in early March 2007. Two holes were drilled: Hole BX-1 and Hole BX-2. Core samples from both holes were analyzed by ALS-Chemex laboratory in Vancouver, B.C. and Reno, Nevada. On April 4, 2007, Golconda announced the assay results and the planning of a follow-up drilling programme. Hole BX-1, drilled with a dip of 80° to the west, instead of the expected limey siltstone, encountered a major shear zone (Roberts Mountain Thrust) from 920 to 1140 ft (280 m to 348 m) with Lower Plate, younger laminated silty limestone below, as it is encountered in the Carlin area of Nevada. The hole had to be abandoned at 1420 ft (348 m) because the drill pipe became stuck; Hole BX-2 was then started three meters from BX-1 to continue investigating the rock below 1420 ft. Hole BX-2 was drilled with a dip of 75° to the west. At a depth of 1420 ft, it encountered an identical rock sequence as Hole BX-1. The hole reached a depth of 2390 ft (728 m). Typical Carlin-type decalcification and silicification occurs from 1380 to 1450 ft (420 to 442 m) and from 1500 to 1775 ft (457 to 541 m). Both zones have been replaced by silica. Apart from the near-surface mineralization, gold values are found in the decalcified and totally silicified limestone of the Lower Plate. The thick sequence of silica replacement from 1380 ft to 1775 ft indicates a very strong system that has been intersected at the periphery.

The Ralston Valley gold prospect contains a large area of Carlin-type gold mineralization, with major fault structures crossing several gold mineralizing Walker Lake structures that presumably have shattered the underlying favourable host rocks of the Lower Plate limestone sequence. Golconda is still trying to contract a drilling company to perform the follow-up drilling programme.

During the period ended June 30, 2007, Golconda incurred 210,052 in exploration costs on the Baxter Springs prospect. The costs included drilling, sampling, laboratory tests and geological services.

South Monitor and Monitor Flats, Nye County, Nevada

On May 4, 2007, Golconda announced that the Company and Nassau Limited Partnership had entered into a letter agreement with Kinross Gold U.S.A., Inc. ("Kinross"), whereby Kinross can earn an undivided 60% interest in the following two properties: (1) the South Monitor property, Nye County, Nevada, in which the Company has an 80% interest and Nassau Limited Partnership a 20% interest; and (2) the Monitor Flats property, Nye County, Nevada, in which the Company has a 100% interest, by expending a cumulative total of US$4,000,000 in Earn-In Expenditures on or in connection with the properties. Kinross shall be required to expend US$400,000 in Earn-In Expenditures during the first year of the agreement, subject to Force Majeure provisions. Any-Earn-In Expenditures must be completed with the following schedule: (i) a minimum of US$400,000 by the first anniversary of the effective date; (ii) a cumulative minimum of US$750,000 by the second anniversary of the effective date; (iii) a cumulative minimum of US$1,000,000 by the third anniversary of the effective date; and (iv) the balance by the fifth anniversary of the effective date. The letter agreement sets forth also the essential terms of a subsequent joint venture agreement for further exploration and development of the properties. The effective date of the agreement is April 24, 2007. Golconda holds a total of 60 claims in both properties, and Kinross has staked an additional 156 claims, which also fall under the agreement.

Kinross is the 50% owner and operator of the Round Mountain Mine situated about 50 miles north of South Monitor.

RESULTS OF OPERATIONS

During the period ended June 30, 2007, the Company sustained a loss of $55,938, or $0.001 per share, compared to a loss of $52,976 or $0.001 for the three months ended June 30, 2006. Golconda uses the treasury method, which determines the dilutive effect of stock options and other dilutive instruments, for the computation of loss per share.

General and Administrative expenses were $55,938 compared to $52,976 for the three months ended June 30, 2006. The Company incurred $2,557 in investor relations cost compared to Nil for the three months ended June 30, 2006. Cost associated with the annual general meeting and shareholders' information was $10,883 compared to $12,523 for the meeting held in 2006. Cost associated with corporate and regulatory compliance was $3,639 compared with $4,521 for the three months ended June 30, 2006. Rental cost increased to $10,451 compared to $7,972 for the three months ended June 30, 2006.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended June 30, 2007, the Company incurred $229,016 in deferred exploration expenditures compared to $467,959 in the three months ended June 30, 2006. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at June 30, 2007 was $6,027 ($218,653 at June 30, 2006). Current liabilities are $382,033 ($45.258 at December 31, 2005). The total includes $100,000 in paid subscriptions for a non-brokered private placement of shares. Please, see Subsequent Events – Private Placement - below.

At June 30, 2007, the Company's investment in resource property costs was $4,511,608 (4,256,843 at December 31, 2006). Shareholder equity or net assets totaled $4,601,727 at June 30, 2006 compared to $4,353,599 at December 31, 2006.

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $40,250, for general administrative services $16,000.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2006	52,599,734	
•	-		
	Balance, June 30, 2007	52,599,734	

Warrants

As at June 30, 2007, there were outstanding 2,750,000 warrants exercisable at $0.30 per share until the close of business on November 14, 2007. The warrants were issued on May 15, 2006 pursuant to the non-brokered private placement of 5,500,000 units comprised of 5,500,000 common shares, issued at the price of $0.20 per share, and of 2,750,00 warrants exercisable at $0.25 per share until the close of business on May 14, 2007. On May 8, 2007, the TSX Venture Exchange consented to a six-month extension in the expiration date of the 2,750,000 warrants.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. Details of stock options outstanding as at June 30, 2007 are disclosed in Note 4c) to the unaudited consolidated financial statements.

As at the date hereof there are 3,575,000 options outstanding. At the annual meeting of shareholders held on June 8, 2007, the shareholders confirmed, ratified and approved the Company's Option Plan.

SUBSEQUENT EVENTS

Private Placement – On July 17, 2007, Golconda announced the closing of a non-brokered private placement of 1,500,000 units for proceeds of $300,000. Each unit was priced at $0.20 and included one common share and one share purchase warrant. Each warrant can be exercised into one common share at a price of $0.25 per share until the close of business on July 12, 2008. The 1,500,000 common shares issued as part of the units, and those to be issued upon the exercise of the 1,500,000 warrants are subject to a hold period until November 15, 2007. One director and officer subscribed for 125,000 units, and one insider subscribed for 500,000 units. Following the issuance of 1,500,000 shares, the balance of issued securities of Golconda is 54,099,734 common shares. The proceeds will be used for working capital and for drilling on the Company's gold and silver properties in Nevada.

Uranium Prospect - On August 27, 2007, Golconda announced the acquisition of a 50% interest in ten uranium claims (200 acres) in Western Montana. Lyncorp International Ltd. holds the other 50% interest. Both companies made an initial payment of US$10,000 to the finder of the claims and will make payments of US$3,000.00 semi-annually as long as they keep an interest in the property. The claims carry a 2% NSR royalty on production, which can be bought out for US$500,000. Four samples were taken during the initial property visit. Assay results ranged from 0.067% to 0.190% U_3O_8 with an average of 0.141% U_3O_8 (2.82 lbs U_3O_8 per ton). Fracture-controlled uranium occurs in weakly metamorphosed Precambrian siltstone. An initial program of sampling and mapping will be carried out soon, to determine the size and tenor of the mineralization at surface. The samples were assayed by Loring Laboratories of Calgary, Alberta.

Nevada Drilling Programme Update – On August 27, 2007, Golconda announced that it is still waiting for a drill rig to become available for drilling the Merger and RV properties.

The Merger property, in which Golconda can earn a 35% interest, is mainly a silver prospect, although gold values over 1 oz Au/ton have been obtained from surface sampling in narrow zones. Other gold values are low. A hole drilled by Keramadex in 1981 intersected 10 feet of 7.94 oz Au/ton at 295 ft depth, and at 395 ft it entered into a zone of stockwerk fractures, narrow quartz veins and breccias that averaged 1 oz Au/ton for the next 361 ft, down to a depth of 756 ft (the end of the hole). Golconda believes that this zone is the top of a boiling horizon, indicating the potential for higher grades to occur in the next 300 ft below. Drill Holes are planned to reach a depth of up to 1200 ft.

At the Ralston Valley prospect, Golconda first intends to re-drill Hole RV-14, drilled in 2004, which became stuck at 530 ft depth. The last 30 ft assayed very high in metals accompanying gold mineralization.

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

. . .

Form 52-109F2 ***Certification of Interim Filings***

I, **Guenter J. Liedtke, acting Chief Financial Officer** of **Golconda Resources Ltd**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Golconda Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007.

G. Liedtke

Guenter J, Liedtke,
acting Chief Financial Officer

Form 52-109F2 ***Certification of Interim Filings***

I, **Guenter J. Liedtke, President and Chief Executive Officer** of **Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Golconda Resources Ltd.**, (the issuer) for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 29, 2007.

G. Liedtke

Guenter J, Liedtke,
President & Chief Executive Officer

#82-3167

GOLCONDA RESOURCES LTD.

Suite 780, 521 - 3rd Avenue SW
Calgary, Alberta T2P 3T3
Tel.: (403) 232.6828 Fax (403) 232.8650

November 20, 2006

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company") have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements.

GOLCONDA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	September 30, 2006	December 31, 2005
Assets		
Current		
Cash	$ 171,946	$ 4,098
Accounts receivable	671	5,972
Prepaid expenses	3,987	585
	176,604	10,655
Capital - Note 2	2,745	2,745
Mineral properties and deferred expenditures - Note 3	4,742,712	4,190,403
Mineral reclamation deposits	77,791	58,247
	$ 4,999,852	$ 4,262,050
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 80,660	$ 205,853
Advances from shareholders	6,689	91,989
	87,349	297,842
Shareholders' equity		
Share capital - Note 4	14,785,018	13,705,363
Contributed surplus	488,927	351,074
Deficit	(10,361,442)	(10,092,229)
	4,912,503	3,964,208
	$ 4,999,852	$ 4,262,050

Approved by the Board:

____________________, **Director**
Guenter J. Liedtke

____________________, **Director**
Terry S. Chan

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Unaudited)

	Three Months Ended		Nine Months Ended	
	September 30, 2006	September. 30, 2005	September 30, 2006	September 30, 2005
Expenses				
Administration fees	$ 7,500	$ 10,000	$ 22,500	$ 22,500
Annual general meeting	10	(130)	10,803	19,377
Dues, fees and memberships	-	-	4,161	2,995
Foreign exchange loss	(402)	(2,602)	(2,534)	7,589
General exploration	6,437	-	8,187	2,384
Investor relations	3,070		3,070	-
Office expenses	2,770	2,860	11,291	18,360
Office rent	7,551	6,976	22,926	20,918
Professional fees	4,216	2,116	10,693	9,168
Salaries	9,075	23,083	25,042	62,780
Shareholders' information	-	621	2,433	2,818
Stock based compensation	-	-	137,853	8,430
Stock exchange fees	(35)	(2,780)	4,718	4,200
Transfer agent	2,272	3,970	8,069	7,789
	42,464	44,114	269,212	189,308
LOSS FOR THE PERIOD	(42,464)	(44,114)	(269,212)	(189,308)
DEFICIT, BEGINNING OF PERIOD	(10,318,977)	(9,133,288)	(10,092,229)	(8,988,094)
DEFICIT, END OF PERIOD	$ (10,361,441)	$ (9,177,402)	$ (10,361,441)	$ (9,177,402)
LOSS PER SHARE	$ (0.001)	$ (0.001)	$ (0.005)	$ (0.004)

GOLCONDA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended September 30, 2006	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2006	Nine Months Ended September 30, 2005
Cash provided by (used for):				
Operating activities				
Loss for the period	$ (42,464)	$ (44,114)	$ (269,212)	$ (189,308)
Add items not affecting cash				
Stock based compensation	-	-	137,853	8,430
	(42,464)	(44,114)	(131,359)	(180,878)
Net change in non-cash working capital items				
Accounts receivable and accruals	7,873	4,764	5,301	464
Prepaid expenses	6	(2,486)	(3,402)	(6,486)
Accounts payable and accrued liabilities	(3,019)	34,583	(125,194)	(155,219)
Advances from shareholders	-	24,999	(85,300)	(167,920)
Loan payable	-	33,000	-	33,500
	(37,604)	50,746	$ (339,954)	$ (476,539)
Financing activities				
Issue of shares for cash				
on private placement	-	-	1,100,000	-
on exercise of stock options	-	-	-	-
on exercise of warrants	-	-	-	1,166,250
Costs of issuing shares	-	-	(20,345)	-
	-	-	1,079,655	1,166,250
Investing activities				
Exploration expenditures	(56,220)	(76,685)	(552,310)	(690,916)
Additions to deposits	47,116	-	(19,544)	(46)
Capital asset purchased	-	-	-	(369)
	(9,104)	(76,685)	(571,854)	(691,331)
(DECREASE) INCREASE IN CASH	(46,708)	(25,939)	167,847	(1,620)
CASH, BEGINNING OF PERIOD	218,653	27,221	4,098	2,902
CASH, END OF PERIOD	$ 171,945	$ 1,282	$ 171,945	$ 1,282

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

September 30, 2006

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2005.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 9,209	$ 1,636
Computer equipment	10,206	9,097	1,109
	$ 21,051	$ 18,306	$ 2,745

Note 3 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Total September 30 2006	Total December 31 2005
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 5,058
Wapawekka	100	21,743	1,157,603	$ 1,179,346	1,160,627
		26,801	1,157,603	1,184,404	1,165,685
United States					
Baxter Springs	75	15,656	-	15,656	-
Four Aces	80	16,061	16,202	32,263	-
Merger	35	49,897	16,185	66,082	34,329
Monitor Flats	100	16,620	80,729	97,349	92,339
Ralston Valley	100	49,590	292,472	342,062	320,657
Shulin Lake, Alaska	51	160,242	1,629,843	1,790,085	1,381,954
Silver Bow, Nevada	100	-	2,100	2,100	2,100
South Monitor, Nevada	80	116,800	1,095,911	1,212,711	1,193,339
		424,866	3,133,442	3,558,308	3,024,718
		$ 451,667	$ 4,291,045	$ 4,742,712	$ 4,190,403

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2005	47,099,734	$ 13,705,363
Issued during the period		
Private placement (less issue costs of $20,345)	5,500,000	1,079,655
Balance, September 30, 2006	52,599,734	$ 14,785,018

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of September 30, 2006 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2005	2,175,000	0.26
Granted	1,425,000	0.25
Exercised	-	
Expired	-	
Outstanding, September 30, 2006	3,600,000	0.25

Note 4 - Share Capital *(Continued)*

c) Stock option plan *(Continued)*

The following table summarizes information about stock options outstanding at September 30, 2006:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$ 0.25	650,000	August 31, 2009
$0.35	25,000	January 13, 2010
$ 0.25	1,400,000	January 4, 2011
$ 0.25	25,000	April 4, 2011
	3,600,000	

d) Warrants

A summary of the status of the common share purchase warrants as at September 30, 2006 and changes during the period then ended is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2005	Issued (Exercised)	Expired	Outstanding at September 30 2006
$0.30	May 14, 2007	-	2,750,000	-	2,750,000
		-	2,750,000	-	2,750,000

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$ 50,050
For general and administrative costs	22,500
	$ 72,550

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

MANAGEMENT DISCUSSION AND ANALYSIS

The date of this Management Discussion and Analysis ("MD&A") is November 20, 2006.

This Management Discussion and Analysis ("MD&A") reviews the activities of Golconda Resources Ltd. and compares the financial results for the third quarter and first nine months of 2006 with those of the corresponding periods in 2005. This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months ended September 30, 2006 and with the 2005 annual report which contains the audited consolidated financial statements for the relevant periods, copies of which are filed on the SEDAR website (www.sedar.com).

This MD&A contains certain forward-looking information. All information, other than historical facts included herein, including without limitation data regarding potential mineralization, exploration results and future plans and objectives of Golconda Resources Ltd. is forward-looking information that involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate and actual results and future events could differ materially from those anticipated in the forward looking information made as of the date of this MD&A.

OVERVIEW

Golconda Resources Ltd. ("Golconda) or (the "Company") is involved in the acquisition and exploration of property interests that are considered potential sites of economic mineralization. Golconda holds a prospective exploration property portfolio in Canada and the United States and is in the process of evaluating these properties and has not yet determined whether they contain ore reserves that are economically recoverable.

SIGNIFICANT ACCOUNTING PRINCIPLES

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Golconda Gold Inc., incorporated under the laws of Nevada, and 885301 Alberta Ltd., incorporated under the laws of Alberta. Golconda Gold, Inc. holds various titles to the Company's mineral properties in Nevada and 885301 Alberta Ltd. holds 51% interest title to the Company's mineral property in Alaska.

Notice of Change of Auditor - DCS Chartered Accountants (formerly Dick Cook Schulli) has withdrawn from the Canadian Public Accountability Board and public company auditing and as a result resigned as auditor of Golconda on its own initiative effective August 10, 2006. Effective August 11, 2006, the board of directors of Golconda has appointed MacKay LLP, Chartered Accountants, to fill the vacancy in the office of auditor created by the resignation of DCS until the next annual meeting of shareholders of the Corporation.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table summarizes information derived from the Company's financial statements for each of the eight most recently completed quarters:

Fiscal Quarter ended	Sep 30 2006	Jun 30 2006	Mar 31 2006	Dec 31 2005	Sep 30 2005	Jun 30 2005	Mar 31 2005	Dec 31 2004
Revenue	$0	$0	$0	$0	$0	$0	$0	$0
Net Loss	($42,464)	($52,976)	($173,772)	($1,104,135)	($44,114)	($69,416)	($75,778)	($772,090)
Basic Loss per share	($0.001)	($0.001)	($0.004	($0.02)	($0.001)	($0.001)	(0.001)	(0.001)
Total Assets	$4,999,852	$5,045,335	$4,290,631	$4,262,050	$5,077,770	$5,029,302	$5,052,715	$4,382,037
Total Liabilities	$87,349	$90,367	$364.842	$297,842	$251,235	$158,653	$112,650	$540,874

Mineral Exploration Activities

Nevada – Nye and Esmeralda County

During the quarter ended September 30, 2006, the Company paid US$31,125 in annual lease fees to the Bureau of Land Management for the following properties:

Claims	Interest Held	No. of Claims	Amount Paid - US$
Baxter Springs	75%	36	$4,500
Four-Aces,	80%	25	$3,125
Merger	35%	67	$8,375
Monitor Flats	100%	18	$2,250
Ralston Valley	100%	60	$7,500
South Monitor	80%	43	$5,375

Golconda paid the registered owners of the Baxter Springs claims US$5,000 pursuant to the terms of a joint venture agreement dated December 1, 2005.

During the period, Golconda incurred a total of $9,104 in exploration expenditures on the Nevada properties.

LIQUIDITY AND CAPITAL RESOURCES

During the quarter ended September 30, 2006, the Company incurred $9,104 in deferred exploration expenditures compared to $76,685 in the three months ended September 30, 2005. Details of the Company's resource expenditures are set out in Note 3 to the unaudited interim consolidated financial statements.

The Company's cash balance at September 30, 2006 was $171,945 compared to $1,282 at September 30, 2005. Current accounts payables and accrued liabilities are $87,349 consisting of $80,660 in accounts payable and $6,689 in advances from shareholders ($297,842 at December 31, 2005). At September 30, 2006, the Company's investment in resource property costs was $4,742,712 ($4,190,403 at December 31, 2005). Shareholders' equity or net assets totaled $4,999,852 ($4,262,050 at December 31, 2005).

RELATED PARTY TRANSACTIONS

The Company paid to certain directors and officers, either directly or indirectly, the following amounts: for deferred exploration expenditures $61,050 and for general and administrative costs $22,500.

ISSUED CAPITAL

The Company is authorized to issue an unlimited number of common shares without nominal of par value. The table below sets forth the particulars of the issued and outstanding capital:

Type/Consideration	Issue Date	Number of Common Shares	Price
	Balance, December 31, 2005	47,099,734	
Private Placement/Cash	May 15, 2006	5,500,000	$0.20
	Balance, September 30, 2006	52,599,734	

Outstanding Warrants

At September 30, 2006, there were 2,750,000 warrants outstanding, granting the right to the holders to purchase 2,750,000 common shares of the Company at a price of $0.30 per share until the close of business on May 14, 2007. Details of warrants outstanding at September 30, 2006 are disclosed in Note 4 d) to the unaudited interim consolidated financial statements.

In addition, there are 70,000 Finder's Warrants outstanding exercisable until the close of business on May 14, 2007. Each Finder's Warrant entitles the holder to purchase up to 70,000 Units at the price of $0.20 per unit. Each unit is comprised of one common share and one-half common share purchase warrant. Each whole warrant will be exercisable at $0.30 per share for a 12-month period from the date of issuance.

Stock Options

The Company has an incentive stock option plan for directors, officers, employees and consultants. Under the "rolling" plan, the directors of the Company may grant up to 10% of its issued and outstanding common shares. Options are exercisable upon issuance and an option's maximum term is five years. As at the date hereof there are 3,600,000 options outstanding. Details of stock options outstanding as at September 30, 2006 are disclosed in Note 4c) to the unaudited consolidated financial statements.

SUBSEQUENT EVENTS

Drilling Programme – On November 20, 2006, Golconda announced that the deep diamond drilling programme on its Ralston Valley gold prospect in Nevada will start before the end of the month of November 2006. Two holes will be drilled on the BX claims, which cover outcropping gold mineralization in the Baxter Springs area. Pursuant to an option agreement entered in 2005,Golconda can earn up to 75% interest in 33 BX claims (660 acres).

Hole BX-1C will target a large jasperoid body that is over 1000 ft (300 m) long and 150 ft (50 m) wide and that contains narrow zones of high-grade gold, with surface samples of up to 0.353 oz gold/ton (12 g gold/tonne), with a drill intercept of 10 ft of 7 oz gold/ton. In 1984, Homestake Mining drilled two holes on this jasperoid body; the first hole intersected 10 ft of 6.998 oz gold/ton (240 g gold/tonne) and the second intersected 1.60 oz gold/ton (55 g gold/tonne) over 5 ft. The widespread and high-grade gold values found in the jasperoid body are indicative of a very strong hydrothermal system. The main silty limestone horizon is projected to occur between 1200 and 1800 ft (335-520 m) depth.

Hole BX-2C will target a second jasperoid body occurring on the same mineralized structure at about 2500 ft to the southeast. The jasperoid contains strong drusy quartz, barite veining and anomalous gold values of up to 0.083 oz gold/ton (2.85 g gold/tonne). The lower laminated silty limestone horizon is thought to occur between 1100 and 1700 ft (335-520 m) depth.

Starting in January 2007, Golconda plans to drill the following prospects:

- the 100% owned RV claims that cover the extension of the gold bearing structures of the Baxter Springs area; targets will be the down dip extension of an anomalous gold zone intersected in 2004, and the second gold mineralized structure;
- the Merger silver prospect (67 claims under an option agreement to earn 35% interest), the planned holes will be 1000 ft deep; a hole drilled in 1981 intersected 15 ft of 5.88 oz silver/ton (4.50 m of 202 g silver/tonne) and below it intersected a stock work vein system of 371 ft (113 m) of 1 oz silver/ton (34 g silver/tonne); and
- the Four Aces zinc, silver and lead prospect (26 claims under an option agreement to earn up to 80% interest). The mineralization occurs in a skarn over more than 3000 ft (900 m). This property has never been drilled and the deepest working reached the water table at 150 ft (45 m).

Guenter J. Liedtke, P. Geol., is the designated qualified person for the purposes of National Instrument 43-101 *Standards of Disclosure.*

RISK AND UNCERTAINTIES

The basic business plan of the Company is to generate or acquire mineral exploration projects that it feels have the potential to host mineral economic deposits. At the present time, the Company has no revenue-producing mines and has no source of operating cash flow other than through the raising of private placement monies. The Company's viability and potential success lies in its ability to develop, exploit and generate revenue out of mineral deposits.

Historically the Company has depended on equity capital to fund its activities. There can be no assurance that additional funding will be available to the Company for further exploration and development of its projects or to fulfill its obligations under applicable agreements. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such interests.

The operation of the Company may require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development on its projects.

• • •

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, President and Chief Executive Officer of **Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 21, 2006.

Guenter J. Liedtke,
President and Chief Executivel Officer

Modified Form 52-109F2
Certification of Interim Filings

I, Guenter J. Liedtke, acting Chief Financial Officer of **Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Golconda Resources Ltd., (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 21, 2006.

Guenter J. Liedtke,
Acting Chief Financial Officer

GOLCONDA RESOURCES LTD.
Suite 780, 521 - 3rd Avenue S.W.
Calgary, Alberta T2P 3T3 Canada

Phone: (403) 232.6828 Fax: (403) 232.8650

#82-3167

May 29, 2007

NOTICE TO READER

The accompanying unaudited interim consolidated financial statements of Golconda Resources Ltd. (the "Company"), have been prepared by and are the responsibility of Management of the Company.

The Company's independent auditor has not performed a review of these financial statements.

GOLCONDA RESOURCES LTD.

Consolidated Balance Sheets

(Unaudited)

	March 31, 2007	December 31, 2006
Assets		
Current		
Cash	$ 3,375	$ 3,358
Accounts receivable	1,671	827
Prepaid expenses	13,895	12,695
	18,941	16,880
Capital - Note 2	2,085	2,085
Mineral properties and deferred expenditures - Note 3	4,282,592	4,256,843
Mineral reclamation deposits	77,791	77,791
	$ 4,381,409	$ 4,353,599
Liabilities		
Current		
Accounts payable and accrued liabilities	78,027	$ 45,258
Advances from shareholders	9,750	-
Loans payable - trade	18,000	-
	105,777	45,258
Shareholders' equity		
Share capital - Note 4	14,517,607	14,517,607
Warrants	267,411	267,411
Contributed surplus	563,521	563,521
Deficit	(11,072,907)	(11,040,198)
	4,275,632	4,308,341
	$ 4,381,409	$ 4,353,599

Approved by the Board:

Guenter J. Liedtke, **Director**

Terry S. C. Chan, **Director**

GOLCONDA RESOURCES LTD.

Consolidated Statements of Loss and Deficit

(Unaudited)

	Three Months Ended	
	March 31, 2007	March 31, 2006
Expenses		
Administration fees	$ 7,500	$ 7,500
Dues, fees memberships	-	780
Foreign exchange losses	-	-
Office expenses	3,130	4,718
Office rent	8,644	7,403
Professional fees	2,004	1,900
Salaries	4,820	9,386
Shareholders' information	-	703
Stock-based compensation	-	135,353
Stock exchange fees	4,400	3,800
Transfer agent	2,211	2,229
Loss for the period	(32,709)	(173,772)
Deficit, beginning of period	(11,040,198)	(10,092,229)
Deficit, end of period	$ (11,072,907)	$ (10,266,001)
Basic loss per share	$ (0.001)	$ (0.004)

GOLCONDA RESOURCES LTD.

Consolidated Statements of Cash Flows

(Unaudited)

	Three Months Ended March 31 2007	Three Months Ended March 31 2006
Cash provided by (used for):		
Operating activities		
Loss for the period	$ (32,709)	$ (173,772)
Add item not affecting cash		
Stock-based compensation	-	135,353
	$ (32,709)	$ (38,419)
Net change in non-cash working capital items		
Accounts receivable and accruals	(844)	(196)
Prepaid expenses	(1,200)	(1,415)
Accounts payable and accrued liabilities	32,769	8,690
Advances from shareholders	9,750	(85,190)
Loans payable	18,000	143,500
	25,766	26,970
Financing activities		
Issue of shares for cash	-	-
Investing activities		
Deferred exploration expenditures	(25,749)	(28,131)
	(25,749)	(28,131)
Increase in cash	17	(1,161)
Cash, beginning of period	3,358	4,098
Cash, end of period	$ 3,375	$ 2,937

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

March 31, 2007

(Unaudited)

Note 1 - Significant Accounting Policies

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada. They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements . In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company's consolidated financial statements, including the notes thereto, for the year ended December 31, 2006.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All inter-company accounts and transactions have been eliminated upon consolidation.

Note 2 - Capital Assets

	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	$ 10,845	$ 9,536	$ 1,309
Computer equipment	10,206	9,430	776
	$ 21,051	$ 18,966	$ 2,085

Note 3 - Mineral Properties and Deferred Expenditures

	Percentage Ownership Interest (%)	Acquisition Costs	Exploration Costs	Total March 31 2007	Total December 31 2006
Canada					
Ennis Lake	100	$ 5,058	$ -	$ 5,058	$ 5,058
Wapawekka	100	-	579,505	579,505	578,977
		5,058	579,505	584,563	584,035
United States					
Baxter Springs	100	21,646	28,181	49,827	21,924
Four Aces	100	16,305	16,902	33,207	33,207
Merger	35	35,925	16,535	52,460	63,594
Monitor Flats	100	16,797	81,428	98,225	98,226
Ralston Valley	100	50,723	407,618	458,341	450,725
Shulin Lake, Alaska	51	160,242	1,629,843	1,790,085	1,790,085
South Monitor, Nevada	80	117,217	1,098,667	1,215,884	1,215,047
		418,855	3,279,174	3,698,029	3,672,808
		$ 423,913	$ 3,858,679	$ 4,282,592	$ 4,256,843

Note 4 - Share Capital

a) Authorized

Unlimited number of common shares of no par value

b) Issued

	Number of Common Shares	Stated Value
Balance, December 31, 2006	52,599,734	$ 14,517,607
Issued during the period	-	-
Balance, March 31, 2007	52,599,734	$ 14,517,607

c) Stock option plan

Under the Company's stock option plan, the Company may grant options to employees, officers, directors and certain consultants of the Company up to 10% of its issued and outstanding common stock. In addition, the aggregate number of shares so reserved for issuance to any one optionee excluding consultants shall not exceed 5% of the issued and outstanding shares. In respect of consultants the aggregate number of shares so reserved for issuance to any one consultant shall not exceed 2% of the issued and outstanding shares. Under the plan, options are exercisable upon issuance and an option's maximum term is five years. Options are granted at various times throughout the year and vest immediately.

A summary of the status of the stock option plan as of March 31, 2007 is presented below:

	Stock Options	Weighted Average Exercise Price ($)
Outstanding, December 31, 2006	3,600,000	0.25
Granted	-	
Exercised	-	
Expired	-	
Outstanding, March 31, 2007	3,600,000	0.25

Note 4 - Share Capital *(Continued)*

c) Stock option plan *(Continued)*

The following table summarizes information about stock options outstanding at March 31, 2007:

Exercise Price	Number of Shares	Expiry Date
$ 0.25	25,000	April 30, 2007
$ 0.25	1,125,000	July 28, 2008
$ 0.25	200,000	February 3, 2009
$ 0.31	175,000	April 12, 2009
$0.25	650,000	August 31, 2009
$ 0.35	25,000	January 13, 2010
$ 0.25	1,400,000	January 4, 2011
	3,600,000	

d) Warrants

A summary of the status of the common share purchase warrants as of March 31, 2007 and December 31, 2006 is presented below:

Exercise Price	Expiry Date	Outstanding at December 31, 2006	Issued (Exercised)	Expired	Outstanding at March 31, 2007
$0.30	November 14, 2007	2,750,000	-	-	2,750,000

Note 5 - Related Party Transactions

(a) The Company paid certain directors and officers, either directly or indirectly, the following amounts:

For deferred exploration expenditures	$	22,400
For general and administrative costs		7,500
	$	29,900

The above transactions were in the normal course of operations and were recorded at the exchange value established and agreed to by the parties.

GOLCONDA RESOURCES LTD.

Notes to Consolidated Financial Statements

March 31, 2007

(Unaudited)

Note 6 - Subsequent Event

On April 24, 2007 the Company and Nassau Limited Partnership (Nassau), entered into a letter agreement with Kinross Gold U.S.A., Inc.(Kinross), whereby Kinross can earn an undivided 60% interest in:

(1) the South Monitor property in which the Company has an 80% interest and Nassau Limited Partnership a 20% interest and

(2) the Monitor Flat property in which the Company has a 100% interest

by expending a total of $4,000,000 US over a 5 year period as follows:

Year 1 - $400,000 US
Year 2 - $350,000 US
Year 3 - $250,000 US
Year 4 - $ Nil
Year 5 - $3,000,000 US

These expenditures can be applied to either or both of the properties at Kinross's discretion. Kinross may also elect to complete these expenditures over a shorter time frame.

Form 52-109F2 *Certification of Interim Filings*

I, **Guenter J. Liedtke, acting Chief Financial Officer of Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Golconda Resources Ltd.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

G. Liedtke

Guenter J. Liedtke, acting Chief Financial Officer

Form 52-109F2 *Certification of Interim Filings*

I, **Guenter J. Liedtke, President and Chief Executive Officer of Golconda Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Golconda Resources Ltd.**, (the issuer) for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2007.

Guenter J. Liedtke, Chief Executive Officer

END